
06015327

8.

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Tongkah Harbour Public Company Limited

*CURRENT ADDRESS 7 Flr., Muang Thai-Phatra Office Tower 1, 252/11 Ratchadapisek Rd. Huay Khwang, Bangkok 10320

**FORMER NAME

**NEW ADDRESS



PROCESSED
JUL 24 2006
THOMSON FINANCIAL

FILE NO. 82- 34994 FISCAL YEAR 12/31/05

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT : 7/18/06



12-31-05
AR/S

TONGKAH HARBOUR

2005
ANNUAL REPORT

TONGKAH HARBOUR PUBLIC COMPANY LIMITED

BANGKOK

MARCH 2006

CONTENTS

List of Information Required on the Form 56-2 (Index)

(Pursuant to the Regulations and Notification of the Securities and Exchange Commission Ref. Kor Jor 46/2543 on the Rules, Conditions and Procedures Governing Preparation and Filing of Financial Statements and Reports Concerning Financial Status and Results of Business Operations of Listed Companies)

THE YEAR IN BRIEF

	CONSOLIDATED					
	2005	2004	2003	2002	2001	
Output						
Tin ore output	70	2,457.00	2,070.00	5,545.00	9,738.00	Habs
Net tin metal	53.08	1,833.97	1,540.49	4,124.79	7,269.29	Habs
	17,640	14,658	8,321	7,051	8,494	Baht/Habs
Average tin price	294	244.30	138.69	117.51	141.56	Baht/kg
Revenue						
Tin ore sales	2.35	39.77	20.83	42.13	87.81	Million (Baht)
Andesite sales	21.46	17.39	14.59	29.20	24.86	Million (Baht)
Interest income	0.92	0.04	0.03	0.01	0.16	Million (Baht)
Other income	2.88	2.49	7.82	2.50	4.03	Million (Baht)
Profit / (Loss)						
Profit / (loss) before share of loss in associated companies	(73.32)	(64.73)	(44.94)	(19.66)	(28.20)	Million (Baht)
Provision for loss in assets of subsidiary companies	-	-	-	-	-	Million (Baht)
Share of loss before purchase of Sea Minerals Ltd shares	(6.93)	-	-	-	-	Million (Baht)
Profit / (loss) before tax minority interest and cumulative effect	(73.32)	(64.73)	(44.94)	(19.66)	(28.20)	Million (Baht)
Minority interest in loss in subsidiary companies	4.30	7.52	0.94	0.22	0.16	Million (Baht)
Net profit / (loss) after tax	(69.02)	(57.21)	(44.00)	(19.44)	(28.04)	Million (Baht)
Total assets	1,252.64	1,252.64	1,088.57	899.18	860.27	Million (Baht)
Shareholders' equity	1,020.88	1,020.88	693.62	606.47	603.94	Million (Baht)
Outstanding shares	605,552	605,552	483,649	423,573	35,563	1000 shares
Par value	1	1	1	1	10	Baht/share
Book value	1.51	1.51	1.43	1.43	16.98	Baht/share
Earning / (loss) per share	(0.11)	(0.11)	(0.09)	(0.05)	(0.84)	Baht
Dividends paid per share						
Final	-	-	-	-	-	Baht

Notes: 1) The average tin price for 2001 is based on 100% tin, and for 2002-2005- 72%.
2) The average tin price for 2005 is (USD) 7.35/kg, (or: 7.35 x 40 = 294 Baht/kg)

CHAIRMAN'S STATEMENT

Dear Shareholders,

Financial Year 2005 (FY05) is a special occasion in Tongkah Harbour Public Company Limited (THL) as we ring in the next 100 years of the Company's operations in the mining business. Entering the centennial year, all concerned can be assured of the future as a sound asset foundation and corporate plan is in place to guide the company well into its next century of operations. Today's management and shareholders are confident that future Company administrations will survive the inevitable challenges of social and economic change as those of the past have done since Captain Miles started the Company on its historical journey back in 1906 in Phuket Bay.

In FY05, we are still feeling the effects of last year's tsunami tragedy which ravaged coastal areas of southern Thailand and other Asian countries bordering the Indian Ocean. During past year, private citizens and governments of many countries have contributed their time and funds in a great relief effort which is still on going today. Our Company was founded in Phuket which was one of the areas that was greatly affected by the tsunami. For 99 years, THL has been proudly involved in the Phuket community and now will do its best to assist the reconstruction process. On behalf of THL, we extend our deepest gratitude to all those citizens and agencies involved for their good work and our deepest sympathy and condolences goes out to all those that have had their lives so disastrously affected.

Core Business Activities and Corporate Focus

Gold and base metal exploration and mining, offshore tin mining, igneous rock (andesite) mining, and property development, continue to be the core capabilities of the Company and its subsidiaries. The latter part of the year finds the Company moving ahead rapidly in developing its gold mining operations and in laying solid ground work for developing its recently acquired offshore tin resources. As a commitment to our shareholders, customers, and the communities in which we operate, we continually focus on achieving operational excellence and improvement while striving for maximum value creation in each of these core business areas.

Investment Activities

In FY05, the Company increased its equity position in Sea Minerals Limited (SML) from 36% to 83.70%. SML has also applied for mining leases which are viewed as having long term potential for the benefit of the Company. SML is related to the Company's original core business of tin mining, a sector that has been performing very well on the international market and is expected to continue to do so.

The Market in General

Despite a turbulent economic market in Thailand for the FY05, gold and tin prices continued to escalate and perform well in the international commodity markets. During FY05, gold averaged (USD) 444.74 per ounce, closing at (USD) 513.00 per ounce on 31 December, and reached as high as (USD) 570 per ounce in early 2006. Tin prices have generally increased through years FY03 to FY05 averaging (USD) 7.35 per kg and closing at (USD) 6.66 per kg in FY05. The property development market, which had improved somewhat in the first half of FY05, weakened in the fourth quarter as the price of construction materials increased dramatically due to the increasing prices and ongoing volatility in the crude oil market.

Overall, the Company's assets remain secure and relatively free from foreign debt exposure. Although there are long term domestic debts, the total consolidated debt to equity ratio is 15.01% compared to 22.70% for FY04.

MINING ACTIVITIES

The Gold Mining Project at Loei, Thailand

The Company secured (USD)13.3 million in project financing in the early FY05 for the first phase of the Loei gold mining project. The financing took much longer than originally anticipated due to the lenders' due diligence, a process beyond the control of the Company. However, the second half of FY05 saw the development process in full swing as site clearing and infrastructure development was largely completed and activity moved on to processing plant and heavy equipment procurement, and transport to the mining site where concrete foundation work was in progress in preparation for installations for the 1,000(+) ton per day processing plant. In addition, excavation and ore stockpiling has also begun. To assist and supervise in this effort, we have engaged a world-class engineering team with a proven record in gold plant construction. Production is expected to begin late in the second quarter of FY06.

The Igneous Rock (Andesite) Quarry at Saraburi, Thailand

In FY05, the Company's quarrying operations has met with mixed success. Although the ballast and fine aggregate products are in demand, and price increases have been sustained, contractors have often not been able to take delivery due to ongoing logistics problems at the delivery sites which are mainly large Government projects. However, marketing has been aggressive with focus centered on the Company's non-ballast aggregate products.

The Department of Highways has shown considerable interest in the product for road surfacing, and pursuant to product testing and negotiations, contractors supplying the highways department will be able to place larger orders beginning in FY06. Railway ballast demand over the past two years has been relatively slow as only minor track maintenance projects have been implemented by the State Railway of Thailand (SRT) in the Central region during this period. Prospects remain encouraging that the SRT will commence new double-track projects in this area in the near future which we believe will create a higher demand for our ballast product.

The Tin Mining Operations in Phuket, Thailand

The Company continues with the policy of hiring contractors to conduct the Company's offshore tin mining operations under the direct supervision of the Company's experienced mining engineers. However, even though tin prices have increased dramatically, the extremely high royalty rates payable to the Royal Thai Government on all tin revenues, a staggering 24%, the highest in the world, has forced the Company to temporarily halt its offshore mining operations.

The Company is making concerted efforts to dramatically reduce this royalty rate which will allow the Company to see more benefit from its tin operations. As the price of tin is expected to remain buoyant, we expect to see positive results in this sector in the near future. Pursuant to the Company's increased holdings in SML, sourcing in appropriate mining equipment and expertise has been ongoing during the year, including application for a mining license and mining plans covering the maximum 50,000 rai (8,000 hectares) allowable under the law.

PROPERTY DEVELOPMENT

The Le Metro Condominium Development in Bangkok, Thailand

The Le Metro condominium development continues to be held in abeyance pending more favorable construction costs which have remained very high throughout the year. The Company has completed all architectural, engineering, piling work, the environmental impact study, and all other regulatory requirements. In addition, the Company undertook advanced negotiations with another group for a possible joint venture agreement for the completion of the superstructure. The negotiations include further feasibility studies which verified the project's viability. At this juncture we are still waiting for the prospective partner's decision which had been expected earlier in the year. Once construction prices stabilize in the local market and specific prices are locked in, the Company again will be in a position to move the project forward.

Phuket Land Holdings

Land holdings at Phuket remained unchanged during the year. The Company had previously acquired full ownership of a Phuket Bay land plot which adjoins two already existing land parcels owned by the Company. The Company now owns one large contiguous piece of waterfront land at Phuket Bay which dramatically increases the land value and prospects for future development.

Registered increase in Paid-Up Capital

During FY05 the Company undertook no further private placement exercises beyond the two completed in FY04 in which the Company issued 21,903,000 shares under the Employee Stock Option Plan (ESOP). Upon completion of these exercises, the Company's paid up capital has increased from 605,551,170 last year to 756,939,463 shares in FY05, and increasing equity from Baht 804,749,000 to Baht 1,206,776,000.

In Summary

FY05, as in FY04, saw ongoing turbulence in the Thai market. Given the adverse impacts of the bird flu scare, unrest in the south, and the recent tsunami, the year was one of considerable accomplishment. In particular, two important operational objectives materialized with development of the gold operation at Loei in full swing at year's end and the increased shareholdings in SML which promises to be a major contributor to the Company's revenues in the future.

In closing, I would like to express my appreciation for the continued dedication and loyalty of the staff and management. It is through the focused efforts and collective skills of these individuals that the Company has been able to realize so many of its key objectives. I am confident that the strength of our organization shall serve us well as we move forward to face the challenges of the years ahead.

Respectfully,



Mr. Pricha Attavipach
Chairman of the Board

COMPANY PROFILE AND GENERAL INFORMATION

1. CORE BUSINESS ACTIVITIES

(Operations Summary and Group Holdings as at 31 January 2006)



Tongkah Harbour
Public Company Limited
Registered and
Paid-Up Capital- Baht 756,939,463
72.10%
Cholsin Limited
Registered Capital 1,500,000 shares
Paid-Up Capital Baht150,000,000
4.09 %
95.91%
Tungkum Limited
Reg. Capital 5,000 ,000 shares
Paid-Up Capital- Baht 500,000,000
75.00%
Sky Cliff Limited
Reg. Capital 419,272 shares
Paid-Up Capital- Baht 41,927,200
83.70%
Sea Minerals Limited
Reg. Capital 720,000 shares
Paid-Up Capital- Baht 72,000,000

Business Type :Mining Operation

Tin Mining : Six offshore tin mining leases 100% owned by THL located at Phuket Bay, Bangtao Bay and Pang-Nga areas. One lease expires in 2006, three in 2008, and two in 2009. Resources: 15,702.52 rai (25.31 sq km) of mining lease area.
Igneous Rock Mining : Igneous rock mining (Andesite) currently in operation at Kaeng Khoi, Saraburi Province, Thailand. Surveyed resources are about 12 M tons and open to dept and laterally indicating a further 15 M tons. Operating under a 10 year mining license granted on May 1999, and a second ten year mining application granted in 2003. 100% owned by THL.
Land Holdings : Phuket : two parcels totaling 33 Rai 1 Ngan 47.4 sq. wah (53,389 sq m.) located in town, and on sea front with develop potential. 100% owned by THL.

Business Type : Rock Crushing

Crushing Plant operator at the igneous rock quarry. 72.10% owned by THL with remaining shares held by CPB Equity Co.,Ltd. (a subsidiary of the Crown Property Bureau), the Ministry of Finance, and others.

Business Type : Gold Exploration and Mining

Gold Mining, Block 4 concession, Loei Province, Thailand. Six applications of the first batch were approved in January 2003. The mining licenses are valid for a 25-year term. Resources: 4.49 M tons at 4.14 g/t gold. Open pit operation with resource base open laterally and to depth.

Business Type : Property Development (Le Metro)

In Bangkok : a 75% holding in Sky Cliff Limited, which owns a 3 rai 1 ngan 61.9 sq wah (5,447.60 sq m) of land on Rachadapisek Road. Sky Cliff has plans to develop a 29-storey condominium and began development in 2003. The site is near future subway station entrance, expressway and motorway entrances leading to the new airport development.

Business Type : Offshore Tin Mining
(see tin mining in Tongkah Harbour PCL above)

The Company, founded in 1906, has been listed on the Stock Exchange of Thailand (SET) since June 1994. Core business activities include offshore tin mining, gold exploration and mining, igneous rock quarrying, and property development and management.

2. THE THAI TRUST FUND (TTF)

The Annual General Meeting of Shareholders held 18 April 1997 resolved that the Company would participate in the TTF and authorized the fund to invest in the Company up to a maximum of 20% of the Company's total issued shares.

Participation in the TTF is for the benefit of the Company's shareholders and to enable market liquidity. By participating in the TTF, foreign investors will be allowed to invest in the Company beyond the 30.0% limit currently placed on foreign investment in the Company. Investors utilizing TTF will receive all the financial benefits of an ordinary investor but will have no voting rights at shareholder meetings. The SET confirmed the Company's registration on 15 July 1997 and trading under the TTF was enabled during the same month.

3. COMPANY LISTING STATUS

In November 1997, the SET notified Management that the Company had not generated enough income from tin mining activities to warrant listing on the stock exchange. Consequently, the Company's shares were suspended from trading on 23 December 1997. The SET also stipulated that the Company appoint a financial advisor and that an Operational Plan be developed and submitted to the SET. The Company complied with the SET's requirements and, in cooperation with the Company's appointed financial advisor, submitted an Operational Plan to the SET after approval by the Board of Directors and shareholders at its AGM in April 1998.

The SET approved resumption of share trading on 25 March 2003 under the REHABCO sector pursuant to the Company's request on 24 February 2003 for resumption of share trading. Subsequently, throughout year 2005, the Company was engaged in mine development work and not making profit. Consequently, in November 2005, the SET again suspended trading of THL shares as no profit had been generated for three consecutive quarters. Once the Company returns to profitability for three consecutive quarters, the suspension will be lifted.

The Company reports its project activities and progress to the SET quarterly as required. In these reports, the Company compares actual results with the financial projections presented in the Operational Plan.

4. REGISTERED CAPITAL (as at 31 December 2005)

Share Type	No. of Shares	Par Value (Baht)
Authorized Common	756,939,463	1
Paid-Up	756,939,463	1

5. CAPITAL INCREASE EXERCISES

5.1 ESOP IMPLEMENTATION

Pursuant to the Annual General Meeting no 8/2002 whereupon shareholders approved the Company's implementation of an Employee Stock Option Plan, the ESOP allocated 39,000,000 shares to be offered to directors and staff over a two year term at 0.68 Baht per share in year 1 and Baht 0.734 per share in year 2.

In year one, 17,097,000 shares were subscribed and the registration was completed February 2003. In year two, 67 staff subscribed the remaining 21,903,000 shares. The subscribed shares are subject to a one year silent period in accordance with the ESOP guidelines approved by the shareholders. The Company completed the registration with the Ministry of Commerce in April 2004. The paid-up capital was increased from Baht 483, 648,570 to Baht 505,551,570.

5.2 PRIVATE PLACEMENTS & RIGHTS ISSUE

5.2.1 Annual General Meeting No. 10/2004

At the Meeting, shareholders voted to approve the allocation of 100,000,000 shares to be offered for sale on a private placement basis. Two private placement exercises were completed in 2004. On 25 June 2004, the company registered an increase of its paid-up shares with the Ministry of Commerce from Baht 505,551,570 to Baht 554,837,270. On 30 September 2004, the Company's paid-up capital was increased to Baht 605,551,570.

5.2.2 Annual General Meeting, No. 11/2005

At the Meeting, 4 March 2005, shareholders voted to approve the Company's proposed capital increase of Baht 151,387,893 by issuing a new common share of 151,387,893 shares at Baht 1 par value, and allocated to the existing shareholders at the ratio of 4 old shares for one new share. On 12 April 2005, the Company registered an increase of its paid-up shares with the Ministry of Commerce from Baht 605,551,570 to Baht 756,939,463. The procedures employed were in compliance with the requirements of the SET, the Securities Exchange Commission (SEC), and all other Governmental agencies involved.

The above private placement exercises were done to provide funds for the Company's gold mine project in Loei province and for the Company's condominium project on Ratchadapisek Road. The rest of the fund was for working capital for the Company's business needs and to meet immediate financial obligations. Funds realized from said private placement exercises are for the exclusive use of the Company and its controlled subsidiaries.

6. TOP 10 MAJOR SHAREHOLDERS (as at 3 February 2006)

Shareholder	No. of shares	%
Thailand Securities Depository Co.,Ltd	500,003,016	66.06
Sintana Holdings Limited	87,033,427	11.50
Paron Resources Inc.*	51,573,484	6.81
Paron Holdings Limited	31,053,102	4.10
Sino Pac Investments (L) Limited*	26,726,614	3.53
The Ministry of Finance	15,000,000	1.98
Mr. Kriang Kiatfuengfoo	12,000,000	1.59
Mr. Ronald Wai Choi Ng	4,517,441	0.60
Mr. Sukkij Rodpradit	4,141,762	0.55
Ms. Uthaitip Sukasem	1,782,729	0.24
Other shareholders	23,107,888	3.04
Total as at 3 February 2006	**756,939,463**	**100%**
Total Thai Shareholding	**529,857,624**	**70.00%**
Total Foreign Shareholding	**227,081,839**	**30.00%**
(*) Related companies		

7. BOARD OF DIRECTORS

1. **Mr. Pricha Attavipach.** Chairman

2. **Mr. Kriang Kiatfuengfoo.** Independent director and audit committee chairman appointed on 21 September 2005 by resolution of the Board as an independent director and member of the audit committee, replacing Mr. Prakit Pradipasen

3. **Mrs. Arida Vidhyananda.** Independent director and audit committee member appointed on 28 September 2005 by resolution of the Board as an independent director and member of the audit committee, replacing Mr. Chaleo Wanasawat.

4. **Dr. J. Peter Mills,** Executive Director.

5. **Mr. Ronald Ng Wai Choi,** Managing Director.

6. **Mr. Kwa Boo Leong,** Executive Director.

7. **Mr. Somsak Ruamkid.** Executive Director.

8. **Mr. Sunthorn Choorak,** Director.

9. **Mr. Surapong Chaingtong,** Director, representing the Ministry of Finance, appointed by resolution of the Board on 27 May 2005, replacing Dr. Monthop Valayapetre

10. **Mr. Edward Mervyn Jones,** Executive Director, appointed by resolution of the Annual General Meeting of Shareholders, 4 March 2005

11. **Mr. Udom Chirapanathorn,** Executive Director, appointed by resolution of the Annual General Meeting of Shareholders, 4 March 2005

12. **Mr. Rachan Kanjana-Vanit,** Advisor to the Company.

13. **Mr. Prakit Pradipasen,** Resigned as an Independent Director and Audit Committee chairman, 21 September 2005.

14. **Mr. Chaleo Wanasawat,** Resigned as an Independent Director and Audit Committee member, 26 August 2005; and appointed as Company Advisor for Special Projects on December 2005.

15. **Mr. Tiwa Sukumoljantra,** Resigned as an Independent Director and Audit Committee member, 1 January 2006.

16. **Dr. Monthop Valayapetre,** Resigned as an Independent Director representing the Ministry of Finance and as an Audit Committee member, 27 May 2005.

7.1 Executive Board

1. Mr. Pricha Attavipach, Chairman.
2. Mr. Rachan Kanjana-Vanit, Advisor to the Company
3. Mr. Ronald Ng Wai Choi, Managing Director
4. Dr. J. Peter Mills, Director
5. Mr. Kwa Boo Leong, Director
6. Mr. Somsak Ruamkid, Director
7. Mr. Edward Mervyn William Jones, Director
8. Mr. Udom Chirapanathorn, Director
9. Mr. Chalermchai Martmuang, Secretary to the Executive Board.

7.2 Audit Committee

1. Mr. Prakit Pradipasen, Chairman, resigned 21 September 2005.
2. Mr. Kriang Kiatfuengfoo, Chairman, appointed 21 September 2005, replacing Mr. Prakit Pradipasen.
3. Mr. Chaleo Wanasawat, Member, resigned 26 August 2005.
4. Mrs. Arida Vidhyababda, Member, appointed 28 September 2005, replacing Mr. Chaleo Wanasawat.
5. Mr. Tiwa, Sukumoljantra, Member, resigned 1 January 2006.
6. Mr. Chalermchai Martmuang, Secretary to the Committee.

7.3 Director Profiles

1. Mr. Pricha Attavipach

Position: Chairman of the Board (April 2003–Present), Independent Director (Sept 1996 – Present).

Education: M.Sc., Industrial Engineering and Management, Oklahoma State University, U.S.A.

Experience: Oct 1993-1996 Director STRD; up to 1 Oct 1996, Director General DMR; up to Oct 1997, Permanent Secretary to the Ministry of Industry. April 1994-Oct 1996 Director, THL; May 2000-Apr 2003, Chairman THL Audit Committee; June 1998–Apr 2003, THL Audit Committee member.

2. Mr. Kriang Kiatfuengfoo

Position: Chairman Audit Committee (September 2005-Present), Independent Director (September 2005-Present).

Education: M.B.A., Michigan State University, Detroit, Michigan, U.S.A.

Experience: 1999-2001 Senior Executive Vice President, Siam Commercial Bank PLC; 2001-Present, Independent Director and Audit Committee Member, SICCO Securities PLC; Present, Independent Director and Audit Committee Chairman, Millennium Steel PLC.

3. Mrs. Arida Vidhyananda

Position: Committee Member,
September 2005-Present.

Education: Bachelor Degree in Accounting, Chulalongkorn University

Experience: 1989–Present, 15 years as entrepreneur, Parada Trading Co., Ltd; 2000-Present, director and Audit Committee Member, Siam Commercial New York Life Insurance PLC.

4. Dr. J. Peter Mills

Position: Executive Director and Chief Geologist (March 1996 – Present)

Education: Ph.D., Geology, University of Kansas, Lawrence, KA, U.S.A.

Experience: 1957-1991 Mineral exploration in gold, base metals, coal, and petroleum; mine surveys (base metals); project planning and field supervision. Geotechnical surveys planning and coordinating. Regional government geological surveys and reporting for publication; landform analyses; teaching in geology in Canada and overseas. 1991- present, director of exploration, Sintana Group; 1991-Present, director, Paron Resources Inc; 1994-present director THL; 1998-Present, director TKL.

5. Mr. Ronald Ng Wai Choi

Position: Managing Director (January 1996 – Present)

Education: B.A. honors, (Ec.), University of Malaya, Malaysia

Experience: 1978-Present, Chairman, Paron Holdings Ltd; 1986-Present, President, Paron Resources Inc; 1988-Present, Executive Director, THL

6. Mr. Kwa Boo Leong

Position: Executive Director (Mar 2004-Present)

Education: Master of Science, Mackay School of Mines, University of Nevada, Nevada, U.S.A.

Experience: 1977–1979 Senior Assistant Mining Engineer, Nchanga ConsolidatedCopper Mines Ltd, Kitwe, Zambia;1980–1986 Lecturer, Mackay School of Mines, University of Nevada,Reno, Nevada, U.S.A; 1987 – 1991 Senior Consultant, Mineral Industries Company Limited, London, England; 1992-2001 Vice President, Direct Investments, Finansa Ltd., Ha Noi, Vietnam, and Bangkok Thailand; 2001 Vice President, Operations Asia Pacific Potash Corporation Ltd., Bangkok Thailand; 2003 Vice President, Chief Operating Officer, Amanta Mining Co.,Ltd; Jan 2002 - Mar 2004 Independent Director and Audit Committee Member – THL.

7. Mr. Somsak Ruamkid

Position: Executive Director (Feb 2003- Present), Senior Geologist (1991 – Present)

Education: B.Sc.Geology, Chulalongkorn University.

Experience: 1988-1991 Senior Geologist, United Siamese Gold Co Ltd (subsidiary company of Niugini Mining Ltd, Australia). Gold exploration in Loei, Chantaburi, and Petchaburi Provinces. Training in gold exploration and evaluation at Red Dome Gold Mine, Caines, Australia and at Mount Victor Mine, Kainantu, Papua New Guinea.1993-2002 Exploration Manager, Tungkum Ltd, 2002-Present, Director – TKL.

8. Mr. Suntorn Choorak

Position: Director (July 2000-Present)

Education: Bachelor's Degree in Agricultural Technology, Maejo University, Chiangmai.

Experience: 1992-1995 Advisor to Deputy Minister of Finance; 1995-1997 Secretary, Public Relations Division, Minister of Industry; 1997- 1998. Secretary, Public Relations Division, Minister of Labour; 1999-2000. Advisor to the Mayor of Chiangmai; 2000-2001 Director- THL.

9. Mr. Surapong Chaingtong

Position: Director (May 2005-Present)

Education: MBA, SASIN- Graduate institute of business administration of Chulalongkorn University

Experience: 2000-2001 Inspectors-General, Department of Mineral Resource; 2001-2002 Director-Ground Water Division, Department of Mineral Resource; 2002-2005 Chief of Chemical Industry Development -the Department of Primary Industry and Mine, Ministry of Industry; 2004-2005 Director - Primary Industry and Mine Office Region 4, Ministry of Industry; 2005- Present Director - Primary Industry and Mine Office

10. Mr. Udom Chirpanathorn

Position: Corporate Finance Manager (Jun 2001 – Present)
Executive Director (March 2005-Present)

Education: M.B.A. in Financial Management, San Francisco State University, CA, U.S.A.

Experience: 1990 Research Assistant, The Bay Area Bank, Redwood City, CA, U.S.A; 1991- 1993 Financial Analyst and Assistant Finance Manager, Sahaviriya Group; 1994-1995 Business Development Manager, Sinsubnakhorn PCL; 1996 -1999 Finance Manager and Project Coordinator, Rayong Petrochemicals Corporation; 2000–2001 Project Consultant, Sutton Energy Corp.

11. Mr. Edward Mervyn Jones

Position: Chief Coordinating Consultant (2003-Present)
Executive Director (March 2005-Present)

Education: ACSM. First Class (Camborne School of Mines), MSc. (Royal School of Mines) Imperial College of London University

Experience: Previously chief mining engineer of the Niguini Mining Group (subsidiary of Battle Mountain) has a wealth of international experience and has previously acted as independent consultant to TKL. Mr. Jones will oversee and coordinate the technical input of the EPCM and other independent mining engineering companies, Mr Jones has in-depth knowledge of our project, including other consultant's input (particularly metallurgical) will help save TKL time and expense. Mr. Jones' experience in the investment banking industry (as CEO of Wardley Australia, an investment banking arm of HSBC) is of great assistance to Manager Mining in TKL.

The Company's Board members have no record of any illegal conduct.

7.4 MANAGEMENT PROFILE

The Management consists of the following directors whose profiles are listed above, plus the following with profiles as indicated.

1. **Mr. Ronald Ng Wai Choi :**
   Managing Director

2. **Dr. J. Peter Mills :**
   Executive Director

3. **Mr. Kwa Boo Leong :**
   Executive Director

4. **Mr. Somsak Ruamkid :**
   Executive Director

5. **Mr. Edward Mervyn Jones**
   Executive Director

6. **Mr. Udom Chirapanathorn**
   Executive Director

7. **Mr. Varin Cherdboonmuang**

Position: Consultant (Nov 2002 – Present)
Education: B. Eng (Mining), Chulalongkorn University.
Experience: 1965-1978, Deputy District Superintendent, Group of THTD, KTD; 1992-1995, Managing Director, Aokam Thai Ltd; 1992- 1998, Director THL; 1998-Jan 2002, Consultant, Cholsin Ltd; Present- Director, Cholsin Ltd.

8. **Mr. Chalermchai Martmuang**

Position: Secretary to the Executive Board of Directors (August 2001-Present, Secretary to the Audit Committee (March 2002-Present).
Education: Bachelor of Law, Graduated Diploma in Business Law, Graduated Diploma in Public Law, and M.B.A. in Criminal Justice, Thammasart University.
Experience: 1992-1994, Lawyer, Joechai Law Office; 1994, Legal Officer 3, Thai Law Division, Office of the Council of State; 1994-1996, Attorney at Law, Turarat Accountancy and Law Office; 1996- 1997, Attorney at Law, Dej-Udom & Associates; 1997-2001, Assistant Legal Manager, LPN Plate Mill Public Company Limited.

7.5 Board and Management Advisor

1. **Mr. Rachan Kanjana-Vanit**

Position: Advisor to the Company (Nov 1995-Present).
Education: M. Eng. (Mining), Stanford University, CA, U.S.A.
Experience: 1947-1951, Mining Engineering, Department of Mines; 1948–1951, Valuation Engineer; 1951 –1979, Mining Engineer/District Superintendent for Tongkah Harbour Tin Dredging; 1979–1992, Managing Director, THL; 1992–1995, Executive Board Chairman, THL.

MANAGEMENT REPORT

In FY05 management focused on planning and implementation toward development and profitability from our core business activities in mineral exploration and mine production, and property development. Mining activities consisted of processing plant and mine development in gold operations, igneous rock quarrying, and planning toward offshore tin mining operations. A summary of the year's main developments and activities are presented below.

THE LOEI GOLD MINING PROJECT

1.1 CORPORATE PROFILE

The project is being developed and operated by Tungkum Limited (TKL), an exploration and mining company registered in Loei, Thailand, with control and working interests held by THL.

1.2 BACKGROUND SUMMARY

On being awarded the Block 4 concession in October 1991, subsequent to international bidding, THL entered into an agreement with the Department of Mineral Resources (DMR) for exploration and mining of gold and related minerals. As required, a signature bonus of Baht 5.8 million was paid to the DMR and THL also commits to pay a Baht 6.5 million bonus for the first batch of mining license applications approved. In addition, THL agreed to maintain the right of the Royal Thai Government to buy 5 to 10% of TKL shares at cost plus interest at MLR, pay 2.5% royalties (including administration costs), and production sharing at 1.5%.

This development was a direct result of earlier regional exploration during the 1960's and later decades by the DMR in cooperation with the United States Geological Survey and, subsequently, with expertise from several other foreign countries including Germany, Britain, and Canada which granted (CAD)50 million to the DMR for mapping of mineral resources for the whole of Thailand.

On receiving Special Prospecting Licenses (SPL's) on the concession in 1992, an extensive mineral exploration program was initiated. The geological team comprised Company geologists and foreign exploration expertise from Australia, Canada and the U.S. By 1995, significant economically minable gold resources were delineated and six initial mining license applications were filed. TKL's mining plan was then submitted to the DMR and subsequently approved by all the Government regulatory agencies concerned.

1.3 MINING CONCESSION AND LICENCES

In March 2003, TKL was granted 6 gold mining licenses (totaling 2.065 sq km) within its total concession area of about 93 sq km. The mining licenses are valid for 25 years (with an option for subsequent 25 year extensions upon resource confirmation). TKL has submitted a further 114 mining license applications along with 8 SPL's to cover the remaining concession areas.

Tungkum Limited Gold Mining Licenses & Applications			
Description:	**Quantity:**	**Status:**	**Area (sq km):**
Mining Licenses	6	Granted for 25 Years	2.07
Mining License Applications	114	Under Application	52.62
Special Prospecting Licenses	8	Under Application	38.40
TOTAL BLOCK 4 GOLD MINING CONCESSION AREA:			93.09

1.4 RESOURCES AND MINERALIZATION

Currently, measured and inferred resources (consisting of gossanous, surface, and near surface oxide ore) total 4.49 M tons averaging 4.14 g/t gold. Independent third party experts in the industry have recently evaluated TKL's ore reserves and resources. The report, compiled by Mr. Edward Brennan, BE (app. geo.) FausImm, MMICA, CP (geo.), MGSA, MCIM, detailed the following:

	Target Area	Ore Type	Tonnes	Grade (g/t Au)	Contained Gold (oz)	Strip Ratio
A	T-1	Oxide	313,000	2.71	27,274	
		Transition	88,000	6.66	18,845	
		Sulfide	867,000	6.78	189,012	
		Non-mineable	**634,000**	**5.74**	**117,097**	
		Mineable	**634,000**	**5.79**	**118,034**	**1 : 2.43**
		Total	**1,268,000**	**5.77**	**235,131**	
A	T-1-8	Oxide	289,000	3.79	35,219	
		Transition	7,000	2.46	554	
		Sulfide	70,000	2.61	5,875	
		Non-mineable	**62,000**	**2.75**	**5,480**	
		Mineable	**304,000**	**3.70**	**36,167**	**1 : 1.95**
		Total	**366,000**	**3.54**	**41,647**	
A	Qz Spur	Oxide (eluvial)	48,000	3.93	6,066	**1 : NIL**
	Gsn Cap	Oxide (eluvial)	16,000	1.47	756	**1 : NIL**
B	T-1-S	Oxide	346,000	2.73	30,372	
		Transition	7,000	16.29	3,667	
		Sulfide	109,000	8.07	28,284	
		Non-mineable	**126,000**	**7.38**	**29,911**	
		Mineable	**336,000**	**3.00**	**32,412**	**1 : 3.50**
		Total	**462,000**	**4.20**	**62,323**	
B	T-7	Oxide	35,000	4.90	5,514	
		Transition	10,000	4.59	1,476	
		Sulfide	7,000	6.92	1,558	
		Total	**52,000**	**5.11**	**8,548**	**1 : 4.97**
B	T-88	Oxide	51,000	3.64	5,969	
		Transition	11,000	5.13	1,814	

		Sulfide	-	-	-	
		Total	**62,000**	**3.90**	**7,784**	**1 : 6.74**
B	**T-3**	Oxide Inferred	605,000	3.91	76,000	
		Transition Inferred	69,000	4.11	9,000	
		Sulfide Inferred	1,539,000	2.94	146,000	
		Total Inferred	**2,213,000**	**3.25**	**231,000**	
C	**Total**	Oxide	1,098,000	3.15	111,212	
	Total	Transition	123,000	6.63	26,222	
	Total	Sulfide	1,053,000	6.64	229,561	
	Total	**Non-mineable**	**822,000**	**5.95**	**157,365**	
	Total	**Mineable**	**1,452,000**	**4.49**	**209,630**	**1 : 2.73**
Grand total less T-3 inferred			**2,274,000**	**5.02**	**366,995**	
Grand total with inferred			**4,487,000**	**4.14**	**597,000**	

KEY

A	Constitutes Phase I of the Phu Thap Fah Mining Program; Mining Licenses Approved (25 yrs); Total Mining Area = 2.065 sq. km.
B	Constitutes Phase II; Mining Licenses Pending Final Approval of Mining Plan; Mining Plan to be filed upon commencement of Phase I production.
C	Constitutes Total for Phase I and II. Does not include the Regional Area of which mineralization has been intercepted but not calculated.

1.5 MINING DEVELOPMENT PLANS

The Project is an open pit surface to near surface gold mining operation utilizing carbon-in-leach (CIL/CIP) methodology. The processing plant, under installation, is designed to process approximately 1,000 to 1,200 tons of ore per day with initial production mainly from the readily available oxide ore. The gold dore resulting from plant processing will be sent to internationally accredited refineries for final processing.

After commissioning, and with ongoing mining and gold production, delineation of further ore resources is planned focusing on: 1) mineralized sectors in continuity with the zones now blocked out for initial mining, 2) in other nearby oxide zones, and 3) in several regions of primary gold and/or base metal mineralization where assays show highly significant values for one or more of gold, copper, lead, and zinc.

The above plans shall be implemented by TKL's management team which comprises expertise in mineral exploration and mining, business, finance and administration.

1.6 GOLD PRICE, PROJECT FINANCING AND ECONOMICS

1.6.1 2005 Gold Price

During FY05, gold prices averaged (USD) 444.7 per ounce compared to (USD) 409.25 for FY04, and (USD) 363.50 for FY03. The high for FY05 was (USD) 536.50 and the year closed at (USD) 513.00 per ounce. During the first quarter of 2006, the gold price went to over (USD) 570 and generally hovered around (USD) 550 per ounce.

1.6.2 Project Financing

The main requirement of the lending institutions was an independent evaluation of the Project completed by a local third party team appointed by the lending institutions. Production of the said evaluation report work took several months longer than would reasonably be expected, even though a third party verification report had already been completed and submitted to the lenders by a well experienced and internationally accredited third party.

The Board of Directors of EXIM Bank and Bank Thai had formally approved joint project financing for the Project in late 2004. However, prolonged negotiations followed beyond the company's control. FY05, saw the completion of the financing arrangements with lending institutions for project development, and opening the way to full scale sourcing of equipment and expertise, and processing plant development. In anticipation of lender approval, the Company had already initiated infrastructure work and mine plan implementation, the pace of which increase through FY05 as the Company is eager to get into production and capitalize on the buoyant gold market.

1.6.3 Project Economics

In March 2005, TKL was granted a loan of some 13.3 million (USD) to finance the purchase and installation of plant and mining equipment and working capital, to be paid back during the first four years of operation. A Summary of Project economics for the first phase of mining operations is indicated following (updated as of January 2006):

1) Equity: USD 12.5 million (without holding costs and no devaluation adjustment
2) Exploration and development costs to date: USD 10 million.
3) Board of Investment promotion: 1) Full exemption from import duties on machinery for 2 years, 2) a 75% reduction on raw material import duties for 5 years, and 3) an 8 year exemption from corporate income tax and a 50% exemption for 5 years thereafter.
4) Gold production: .... 178,000 ounces
5) Revenue from gold :................... (USD) 97.9 million (at USD 550 per oz.)
6) Net cash margin: .... (USD) 68.1 million
7) Net profit: .... (USD) 59.5 million

1.7 ENVIRONMENTAL MANAGEMENT

Environmental impact studies in the mining area were conducted in accordance with the Office of Environmental Planning and Policy (OEPP) guidelines and consisting of a coordinated study involving SPS Consulting, the Department of Geotechnology at Khon Kaen University, NSR Environmental Consulting PTY LTD, Australia, and Environmental Geochemical International PTY LTD, Australia. The comprehensive program was inclusive of, but not limited to, ground water, soil mechanics, and soil profile studies, all of which were found acceptable to the OEPP.

During development and production operations, ground water monitoring is ongoing with results reported to government authorities. Negotiations are in progress to have the Ground Water Research Center (GWRC) at Khon Kaen University undertake independent third party monitoring of environment aspects as prescribed by the environment regulations, and with direct reporting to the OEPP.

TKL's staff and management are committed to sound environmental practices and compliance with all applicable laws and regulations during operations. Furthermore, TKL will initiate future rehabilitation of mined areas for suitable post-mining beneficial land use.

1.8 GENERAL GEOLOGY

For the most part of the concession, geology comprises complexly folded and faulted siliclastic sedimentary rocks which, in eastern sectors of the said area, contain significant discontinuous limestone sections. Phorphyritic granodiorite-to-diorite plutons and dike equivalents are widespread across the area. In the southeast sector, gold bearing gossanous zones (including the gold ore deposits) are preserved as residual caps, and commonly overlay primary gold bearing sulfide zones containing silicification, quartz veining, and skarn development.

In the central and western areas, economically significant gold and base-metal mineralization occur in sectors featuring silicified fracturing and brecciation located in and near ring-like structures of probable volcanic origin. The ring structures are cut by regional lineaments, trending mainly northwest and north-northeast.

The ring structures are of regional dimensions occurring in a broad belt up 12 km wide trending northwest through the central and southern parts of the concession. The lineament set conforms with a more extensive regional pattern common to north Thailand and neighboring areas. Equigranular to porphyritic granodiorite and dioritic plutonic rocks and dike equivalents are widespread, and are commonly exposed in the ring structures.

1.9 GOVERNMENT INCENTIVES

TKL has received certain Board of Investment (BOI) approvals from the Royal Thai Government. Most significantly, TKL will have the following benefits: 1) full exemption from import duties on machinery for 2 years, 2) a 75% reduction on raw material import duties for 5 years, and 3) an 8 year exemption from corporate income tax and a 50% exemption for 5 years thereafter.

2. IGNEOUS ROCK (ANDESITE) MINING OPERATIONS

2.1 RESOURCES

THL's igneous rock (andesite) mine is located near the town of Kaeng Khoi in central Thailand, approximately 140 km transport distance from Bangkok. Quarry operations commenced in 1999 after having identified and surveyed minable resources of about 12 M tons. A further 15 M tons of minable resources are indicated in the surveyed zone which is open laterally and to depth. The deposit area comprises roughly 215 rai (344,000 sq m) plus crushing plant, service, maintenance, and stockpile areas.

2.2 LICENSING

THL's quarry operations are permitted via a ten year mining license approved in 1999 by the Ministry of Industry, in addition to a second ten year mining license granted in 2003 to Sintana Resources Company Limited which applied for the license for and on behalf of THL.

2.3 PRODUCTS

The quarry is one of the leading producers and suppliers of hard igneous rock materials in central Thailand. The quarry produces a wide range of aggregate sizes applicable to a variety of purposes, particularly in the construction, road building, and railway industries. Products are made to comply with the stringent specifications set by the State Railway of Thailand (SRT), the Highway Department, and the MRTA, thereby making them more competitive in the market place. In fact, our aggregate is the only product in the Kaeng Khoi region meeting the Highway Department's specifications.

2.3.1 Aggregates

The Company has been successful in increasing its share of the quality aggregate market demand. We particularly focused on cultivating new relationships with contractors to the Highway Department. The quality of our products and our focus on customer service has enabled us to secure several new contracts in this area. Given that our product is the only aggregate meeting the specifications of the Highway Department for asphaltic road surfacing in the Kaeng Khoi area, we are also able to command a premium price for this product.

In connection with the SRT's intended improvement in the Kingdom's rail system, the Company investigated the prospects and viability of manufacturing railway sleepers utilizing our own aggregate. It was found that the timing of such an endeavor was not right as the SRT is promoting mainly track rehabilitation and repair at this juncture. Manufacturing our own sleepers would be dependent upon the SRT implementing new double track railway lines, which are pending but not yet implemented. Accordingly, it was decided that it was in the best interest of the Company to remain a supplier to those contractors that are already in production of railway sleepers.

2.3.2 Ballast

As in year 2004, sales of railway ballast were relatively low. Pursuant to further reengineering in the SRT's management structure, maintenance and development contracts by the SRT are expected to increase markedly in 2006, particularly in the central and northeast regions where extensive double tracking is planned and where our product is highly competitive.

2.4 CRUSHING PLANT OPERATIONS

Rock crushing operations have been contracted to Cholsin Limited, the Company's 72.10% owned subsidiary, since June 1998. Cholsin holds a 5-year crushing plant permit which was granted on 31 December 2002. Cholsin had acquired relevant rock crushing experience as underground mining operators at the former Toh Moh gold mine in southern Thailand.

2.5 PRODUCTION AND DELIVERY

Production capacity of the crushing plant is about 250 tons per hour. Sales and prices charged are dependent on demand for any particular product and the ability to meet client specifications (such as particle shape and abrasive index). At times, some product deliveries are postponed at the request of the customer and, therefore, deliveries are not always according to contract schedules.

The following table provides quarterly production figures for 2005. Although demand for our product is high, contractors have not been able to take deliveries as logistics and managerial problems at major project sites continue to be unsettled. Accordingly, production was reduced in some months of FY05. Pursuant to the likely settling of problems at major project sites early in the coming year, we are expected a marked increase in deliveries in the coming months in both railway ballast and the finer aggregate for highway surfacing.

2005 AGGREGATE PRODUCTION (tons)

Item	Qtr 1	Qtr 2	Qtr 3	Qtr 4	Total
Road base	6,708.00	7,630.00	10,777.00	11,597.00	36,712.00
Special 1"	0.00	0.00	0.00	0.00	000
3/4 Well-grade	9,784.00	19,713.00	18,637.00	8,712.00	56,846.00
Dust (Coarse)	4,385.00	9,001.00	8,463.00	5,881.00	27,730.00
Dust (Fine)	1,713.00	3,562.00	4,718.00	3,416.00	13,454.00
Ballast	11,143.00	0.00	10,064.00	23,494.00	44,701.00
Quarry Dirt	970.00	1,150.00	1,850.00	1,500.00	5,470.00

3. TIN MINING OPERATIONS

3.1 MINING LEASES

The Company owns 100% of the following tin mining leases at Phuket, Thailand. The Company plans to apply for extensions of said mining leases to the Primary Industry Ministry as appropriate in accordance to their corresponding expiration dates.

TIN MINING LEASES			
Lease No.	**2004 Dredging**	**Date Valid to:**	**Area (sq.m.):**
10866/13050	**NO**	**19 May 2006**	**5,626.44**
18064/13448	**NO**	**28 July 2008**	**3,883.93**
18065/13449	**NO**	**28 July 2008**	**2,901.17**
18071/13369	**NO**	**28 March 2008**	**2,362.35**
TOTAL MINING CONCESSION AREA:			**14,773.89**

3.2 TIN PRICES

In keeping with the large price increase through years 2003 and 2004, prices remained high in FY05 and are expected to remain so. Tin averaged (USD) 7.35 per kg in FY05 and (USD) 6.66 for December (and rising to over (USD) 7,500 in the first quarter of 2006). Price escalation is due mainly to a world demand verses supply gap as tin is now used in a variety of applications pursuant to industry's research into new applications, industrial expansion in China, and its increasing use in place of other materials. Current application include metal alloys, tin plating, lead-free soldering (particularly in the electronics and IT sector), and packaging.

3.3 OPERATIONS AND PRODUCTION

The Company continues with the policy of using contractors utilizing their own dredges, under the Company's technical supervision and control, in mining its lease areas. The Company had planned to contract additional dredges to maximize production in view of much improved tin prices over the past three years. However, due to very high royalty rate hikes, mining on the Company's leases has been on hold through FY05 pending the Government's revision of royalty rates to levels more in line with international standards.

In FY04, royalty payment increased to an onerous 24%, the highest tin royalty rate in the world. As this severely impacts the Company's profits, the Company has been lobbying the Royal Thai Government to reduce rates to be more in line with other world leading tin and base metal producing countries, which are charging, on average, a royalty rate of about 3%. The Company feels that Thailand's method of determining royalty rates on tin is antiquated and should be updated to reflect current international mining practices.

Meanwhile, THL is pursuing the ground work involved in preparing its SML holdings for future development. Activities now in progress include filing of mining plans, reviewing and selection of deep-water mining technique, sourcing relevant prospective mining expertise and operators, resource verification, and data organization in suitable mining software for ongoing control.

3.4 SEA MINERALS LIMITED

In FY05, THL increased its stake holding in its associate, Sea Minerals Limited (SML) to 83.70% allowing the Company to take full corporate and managerial control of all SML operations. The remaining 16.3% shareholding is vested in the treasury of SML as the former shareholder is now a defunct entity. Although THL is currently inactive in offshore tin mining, SML has filed mining plans for its previously submitted mining lease application in the Andaman Sea, about 25 km off the west coast, north of Phuket Island.

After first exploring this area some two decades ago, SML concluded that the depth of the resources made it technically and economically too difficult to mine and, therefore, shifted their corporate focus away from offshore tin mining. THL, however, feels that mining of the lease area is now technically and commercially viable due to recent advances in deepwater mining technology.

Based on the presentation and the data that we provided, the initial response of IHC (one of the world's leading engineering firms for design and construction of dredges) is that the Sea Minerals (SML) deposit could be mined technically and economically. In preparation for initiating a formal bankable feasibility study of the deposit, SML is now sourcing and evaluating mining and processing equipment and methodology, and cost compilations. Preliminary information compiled so far, and subject to change, is summarized as follows:

1. THL has an 83.7 percent share holding in Sea Minerals Limited (SML) which has applied for an offshore mining lease in the Andaman Sea about 25 km off the west coast, north of Phuket Island. The remaining 16.3% shareholding is vested in the treasury of SML as the former shareholder is now a defunct entity.

2. The lease area consists of 50,000 rai (8,000 hectares or 8 M sq m) with a minable resource ranging from 41,460 tons with cutoff at 0.15 kg/cu m, or 64,320 tons with cutoff at 0.10 kg/cu m. These figures are based on extensive bore-hole data and evaluations which have recently received qualified third party assessment with positive results. The deposit is at the 45 to 70 m depth range and is now within the range of deepwater mining technology.

3. In preliminary evaluations, given a grade of 0.18 kg/cu m and a value of USD 1.350/cu m (USD 7,500/t) and production at the rate of 960 cu m/hr, annual production will be about 6.34 M cu m at a total value of USD 6.84 M. With annual production costs at about USD 2.74 M, the margin will be about USD 4.1 M annually, less taxes and royalty.

4. Increasing production to 12.6 M cu m/yr would increase revenue to USD 13.61 M, and with costs increased to about USD 3.19M (USD 0.253/cu m), the margin would be about USD 10.42 M annually before tax and royalty. Given a lease with some 160 M cu m of ore, project life would be around 25 years at an annual production of 6.34M cu m, or 12 to 13 years at 12.6M cu m/yr production.

5. In Mining, tin (cassiterite) will be the main target with processing of by-products dependent on the cost effectiveness of treating the amounts recoverable along with

the cassiterite . It is apparent from initial studies that operating costs at sea will have to be minimized with most treatment being done onshore.

The proposals to engage the third party technical appraisers, the appointment of nominated financial advisors and the sponsoring financial institutions would be tabled before the Board and Shareholders of SML. Prior to this, we will have to appoint IHC (or similar expertise) to propose the dredging engineering plans and complete a bankable feasibility study. The proposal and cost of IHC will be presented to the Board and Shareholders of SML (83.7% by THL and 16.3% by MMC) for review and recommendation to THL for consideration and approval.

In finances, funds raised through the IPO's, or similar means would be used to initiate development pursuant to construction and operating plans, and to finance further exploration and proving up of resources known to exist as extensions of the current lease application. Upon completion of the bankable feasibility study, it is proposed that the auditors "write back" in the books of THL to the full par value. This will give a significant investment revaluation of some 60 million Baht to the books of THL. THL will then have further basis (along with TKL gold production) to request the SET to move THL's listing status from REHABCO to the Mining Sector, which will boost the confidence of banks and investors in THL.

4. PROPERTY HOLDINGS AND DEVELOPMENT

4.1 PROPERTY

In 2004, the Company acquired a 6-3-51.3 rai (11,005.20 sq m) parcel of waterfront land from the Siam Commercial Bank for Baht 25 million. Possession of this property joins the other two land areas (also waterfront areas) resulting in a single land parcel totaling about 24-3-36.4 rai (39,745 sq m). Ownership of this land as a single unit greatly increase the Company's prospects for major waterfront development in the future. No other significant changes occurred in property ownership in FY05.

The following table provides a breakdown of the Company's current land holdings and their status.

THL PROPERTY HOLDINGS		
Area (sq m):	**Location:**	**Property Description:**
5,447.60	**Bangkok**	Land held by THL's 75% owned subsidiary, Sky Cliff Limited at the Rachadapisek / Rama IV MRTA station – a prime location near the CBD. Development site of Le Metro Condominiums.
1,844.69	**Bangkok**	THL corporate headquarters located at the 7th Floor of the Muang Thai Phatara Complex, Tower 1.
39,745.00	**Phuket**	A large land bank located on the sea front of Phuket Bay. Currently the site for THL's Phuket operations. Prime for future development.
13,644.00	**Phuket**	Land with improvements located in Phuket town.

4.2 SKY CLIFF LIMITED

4.2.1 Le Metro Condominium Development

Sky Cliff Limited (SCL) is 75% owned subsidiary of the Company. SCL owns a 3 rai,1 ngan, 61.9 sq wah (5,447.60 sq m), land plot with prime frontage on Ratchadapisek Road. The site is near the CBD and close to the Rama 9 subway station and expressways with convenient connections to the new airport. Given its convenient location and a rising property market, SCL revived plans to develop a 29 story service apartment on the site in 2002.

Much of years 2003 and 2004 were dedicated to advancing the Le Metro project, structural and engineering plans have been finalized, all piling work has been completed, and the environmental impact study has been completed and approved by appropriate Government authorities in accordance with building permit requirements. In addition, the Company erected a show flat at the site containing two of the 11 floor plans available for selection by customers. A pre-launch marketing campaign was carried out to reach our target demographic of young urban professionals.

However, while undertaking further marketing efforts, the price of construction materials dramatically escalated following the sharp increase in the price of crude oil. Given that our development is a luxury class development employing very high quality specifications, the increase in construction material prices dramatically impacted our ability to move forward with the project while allowing us to still make a profit.

In view of these events, Management determined that it was in the best interest of the Company to keep the Project on hold pending stabilization of oil prices and construction materials costs at more reasonable rates, which would in turn increase the project's profit margin. Meanwhile, the Company is sourcing the industry for a joint venture partner in completing the Project and is also waiting on results of negotiations with an institutional fund to double the equity base and lessen the Company's dependency on bank borrowings.

4.2.2 Phuket Bay Rehabilitation Project

In September, 2002, the Company submitted a comprehensive proposal to the Royal Thai Government for the rehabilitation and development of Phuket Bay. In 2003, the proposal was revised pursuant to further extensive research and upon receiving community input. The revised concept focused on development of a world class cruise ship terminal and related tourist facilities, plus a marina, convention and exhibition center, and recreation areas. The revision retained the proposal to upgrade the Princes Mother's Park to its original intent, and safeguarding of the Bay's extensive mangrove forest with a view to promoting eco-tourism as a major part of the development.

In 2004, the Royal Thai Government stated its intentions to develop a convention and exhibition center at Phuket Bay, for which it is expected that external participation shall be invited. However, given the recent tsunami, the Company is uncertain as to the government's stance on the timing of the convention center development as focus remains on disaster relief. When the government does proceed, the Company shall endeavor to play a key role in the development.

5. SET LISTING STATUS AND ALTERNATIVES

In addition to being listed on the SET, well recognized alternatives and opportunities to broaden the Company's share holding base and share value exist in international finance. Two vehicles in particular have expressed interest in THL and its subsidiaries, TKL and SML. Following is a summary of the Company's current SET listing status and an introduction to: 1) The Alternative Investment Market (AIM) of the London Stock Exchange (LSE), and 2) American Depository Receipts (ADR), which would be issued by a sponsoring broker, such as Deutsche Bank AG, Bangkok Branch. Management is currently in discussions with these two organizations on the various aspects of possible participation.

5.1 CURRENT SET LISTING STATUS

THL was initially put into the REHABCO sector not because it had any negative equity or lack of earnings, but because the Company had disproportionately higher earnings from what the Stock Exchange of Thailand (SET) deemed to be non-core business activities (none tin-mining activity). THL was, accordingly, delegated to the REHABCO sector despite having a positive equity net worth, no bank borrowings (or foreign exchange exposure), a healthy cash balance, and substantial earnings (during the height and aftermath of the 1997 financial crises).

During their development phase, which could take several years, mining operations tend to be spending more money than earnings and, therefore, not show a profit. This aspect of mining is not taken into consideration in the SET rules. Consequently, the current suspension order enforced by the SET in November 2005 is more of a technicality because THL did not report net profits for three consecutive quarters as its development program is in progress in preparation for production, which is expected in the second quarter of 2006. The suspension will be lifted on condition that the Company makes profits in three consecutive quarters. Meanwhile, the Company is still listed on the SET.

In perspective, the Company has a healthy equity net worth with a viable major project on implementation, especially in view of rising gold prices. The ruling of the SET is essentially a mechanical implementation of its rule books without due consideration of the nature of mining development ventures. In this regard, THL had cited two successful operations which were without profits for over ten years while in the development phase. These operations are Lihir Mines (one of the world's largest epithermal mines) and Kingsgate (Akara Mining at Pichit, Thailand), both of which are now among the top mining companies trading on the Sydney Stock Exchange (SSE).

5.2 THE ALTERNATIVE INVESTMENT MARKETS

Due to the current SET listing status and pending the gold project's full implementation, the Company is looking into prospects of having its shares introduced to the Alternative Investment Market (AIM) of the London Stock Exchange (LSE), and into the issuance of ADR (American Depository Receipts).

5.2.1 AIM Listing

As a public company on the SET (though not trading) it is possible to fast track the listing on AIM. The Company do not intend to raise any fresh capital, thus AIM listing for THL would not require a prospectus to be filed or any underwriting by stockbrokers. Requirements would consist of filing admission documents to trade on the AIM, with an introduction by a sponsoring broker and the appointment of legal and Nominated Advisors (Nomad).

The Executive Board Members of THL and the Corporate Finance Division have met with the LSE's Southeast Asia Area Manager who is particularly keen to see our listing of TKL and SML.

The Management is working on tabling the recommendations to the BOD and the shareholders that TKL and SML shares be traded on the AIM as the London markets are familiar with the mining industry. They have the experience and depth in financing mining ventures through their multi-billion pound sterling capital markets. In order to be cost effective, TKL and SML would be listed simultaneously through Initial Public Offerings (IPO). The proposed scheme is, upon due consultations with the Nomad, lawyers in Thailand and the United Kingdom, for compliances; particularly in share registration, the sponsoring brokers, and tax and foreign exchange issues.

1. TKL will be listed on the AIM through an IPO by placement of existing shares held by THL as well as the issuance of new shares by TKL to raise funds to further prove up reserves in the 114 Mining Lease Applications- MLA's (covering 52.62 sq km) and 8 Special Prospecting Licenses- SPL's (covering 38.4 sq km) already filed with the Department of Primary Industries and Mines (DPIM). The proposed exercise is timed for the second quarter of 2006 upon commencement of gold production.

2. SML would be listed on the AIM through an IPO by issuing of new shares after the verification and revaluation of the tin deposit, and upon the anticipated lowering of tin royalty (for which support was indicated in a meeting with the Secretary General of the Ministry of Finance). The Finance Ministry is awaiting the proposal from the DPIM.

5.2.2 The ADR Alternative

Management's inquiries into listing on the Alternative Investment Market (AIM) of the London Stock Exchange have been well received. However, as THL is still listed on the SET (though not trading), a new listing for THL on the AIM will be deemed as THL having dual listing status thus permission is required from the SEC, unless THL is de-listed and privatized. Delisting is not practical and waiting SEC's approval could be a long protracted process. An alternative is to have ADR (American Depository Receipts) available in lieu of the Company's shares.

1. The ADR is a stock like security that allows companies outside of the U.S. to list their stocks in the US markets. In this arrangement, a foreign company known as an "issuing company" approaches and offers its shares to be deposited with a US bank or International Banks known as a "Depository"

2. The shares held by the depository bank are called American Depository Shares (ADS). The depository bank then issues financial instruments called American Depository Receipts (ADR), which represent ownership of a bundle of the depository shares. ADR are then offered by the depository bank to investors in US stock markets or other international stock markets

3. To have their ADR listed on an exchange via ADR Level 2 or 3, companies must provide English Language version of Annual Reports, adhere to US accounting practices GAAP or IFRS (International Financial Reporting Standards) and grant certain shareholder rights. In addition, they must meet listing requirements imposed by the exchange or market where they wish to enter. In the case of THL it will be a continuing listing on the SET.

4. In reality, many ADR's are not listed on an exchange (ADR Level 1), often because they are too small to meet listing requirements. Instead, they are traded over the counter (OTC). Some of the issuing companies register with the American SEC and submit the required filing. Others do not, which means the level of information can be different between OTC and ADR listed on the stock exchange. The fulfillment of listing requirements by THL and the full compliance of listing of the SEC is adequate for THL shares to be sold as ADR. We require a sponsoring broker or financial banking institution to issue the ADR.

5. The OTC markets for ADR are generally less liquid than the major exchanges, which also mean OTC/ADR, are more difficult to sell at the right timing and pricing that we want. However, it is the banking institution which can 'Make the Market' or create a network of clients with an appetite for the products they introduce to the market.

5.2.3 The Depository Bank

Following the sourcing of a likely depository bank for admission of THL's shares to trade as ADR, the BOD approved the appointment of Deutsche Bank (DB), Bangkok Branch, as the Depository bank for THL, and presentation to the shareholders at the upcoming AGM for approval. DB has proposed the engagement structure as follows and the BOD views the fees as favorable to THL:

1. Denomination: Level 1 American Depository Receipts (ADR) registered with the United States Securities and Exchange Commission.
2. Engagement Term: 10 years.
3. Structure at establishment: Sponsored Level 1 ADR.
4. Fees: USD 25,000 per annum, the first payment due upon establishing facilities.
5. One time fee (legal): USD 25,000
6. Time-frame: 6 weeks into ADR trading.
7. Other fees: DB will also obtain commissions from the investors of THL's ADR as a market maker.

DB has an established network in more than 74 countries and is a registered NOMAD in U.K.

1. Other internationally renowned companies that have also issued ADR in Thailand and were sponsored by DB include Yamaha, Adidas, and Tesco.

2. THL issued ADR will be recommended for trading in the American Exchange (AMEX) to attract international institutional investors, and shares of THL will continue to be traded on the SET upon removal from the REHABCO sector. Future focus will mainly be on maintaining a good Investor Relations profile, the promotion of THL's shares, and the trading of ADR.

3. Upon appointment of DB as a Depository bank, DB will be able to advise the shareholders during the up coming AGM on the technical matters and the mechanics of ADR. This includes the taxation implications of ADR and the transfer of money in and out of Thailand.

4. Once the ADR is ready for trading, future activities include an updated online database (subject to a circular issued to the Board for approval and acknowledgement. Due to the price sensitivity of the information, data will be issued as soon as possible, and within reasonable time and costs), pro-active investor relations exercises and marketing efforts, and road shows to be conducted together jointly with DB as the sponsor of THL's ADR.

5. DB will also be able to advise on other technical matters including taxation implications of the sales of ADR and dividend income. The management is keen to minimize the tax exposure to the shareholders and the future receipt holders when transacting THL's shares pursuant to the issue of the ADR.

5.2.4 The Advantages of ADR (*For the issuer: THL*)

1. Fees savings: No requirement to maintain Nomad and Brokers at this level), set up costs are minimal and all transaction costs are absorbed by the ADR holder.
2. Fast track timing: Within 5 to 7 weeks.
3. Valuation of THL shares: Ensures liquidity for shareholders.
4. Less compliance issues compared to AIM listing: Avoids full compliance with the SEC's reporting requirement.
5. Sponsored programmed by a Depository Bank: THL has greater control over its ADR program than would be the case with an un-sponsored program.
6. Dividend payments: Financial statements and details of corporate actions will be passed on to local/overseas investors via the Depository.
7. Shareholder records are available: And, if requested, the Depositary can monitor large stock transactions and report them to the issuer.
8. Access to the US and Eurozone capital markets: The two largest investor bases in the world.
9. Internationally listed capital: Helps to increase the issuer's international visibility.
10. A simple means of diversifying the investor base.
11. Potentially capable of raising more capital in future, if needs arise.
12. Program can be easily upgraded from Level 1 to Level 2 and 3.

5.2.5 The Advantages of ADR (*For the Investor: Shareholder*)

1. For over-sea's investors: Easy to purchase and hold a non-U.S. issuer's security.
2. Trade easily and conveniently in U.S. dollars and settle through a U.S. clearinghouse (The Depository Trust Company) in the same manner as any U.S. security.
3. Facilitate diversification into securities of foreign issuers.
4. Create accessibility of price, trading information and research.

5. Represents a way to provide international exposure for institutional investors (mutual funds, pension funds) who are restricted from investing in securities that do not trade on U.S. exchanges.
6. Eliminate global custody safekeeping charges, thus saving investors up to 35 basis points on the value of their holdings per annum (rates vary by market).
7. Provide dividend payments in U.S. dollars, and corporate action notifications (meetings of shareholders, rights offerings, exchange offers, tender offers, etc.) in English.
8. Lower dividend tax rates for exchange-listed ADR's.

5.2.6 The Level 1 ADR Program Option

1. Easiest and least expensive.
2. A Level 1 program is initiated by the issuer.
3. Filing of an F-6 registration statement, but allows for exemption under Rule 12g 3-2(b) from full SEC reporting requirements.
4. Depository agreement required between the issuer and Depository Bank.
5. Level 1 ADRs can only be traded over the counter.
6. Not listed on a national exchange in the U.S.
7. No need for reconciliation to US GAAP for financial reporting purposes.

6. TRANSACTIONS AND CONNECTED PARTIES

6.1 Transaction Policy

The Company tries to minimize or avoid further financial assistance from connected and/or related parties. Such transactions may occur when the Company is short of working capital to meet immediate financial commitments. Upon entering such transactions, controls are in effect pursuant to the Board of Director's guidelines (meeting no. 4, August 27, 2002) stating that sums up to Baht 500,000 require approval of the Managing Director or two directors, amounts between Baht 500,000 and 2 million require the Managing Director's approval, and transactions of more than Baht 2 million must be approved by the Board of Directors. In the latter case, any involved parties must abstain from voting on the transaction; and said transaction must be scrutinized by the Audit Committee and reported to the SET pursuant to SET regulations on connected transaction disclosure.

6.2 CONNECTED TRANSACTIONS ENTERED INTO BY THE COMPANY

Company	Aspac Construction Limited (ASPAC)	Sino Pac Development (Thailand) Limited (SPD)	Sintana Holdings Limited (SH)
Transaction Type	Overdraft (O/D) facility	As SPD (through AsPac) allowed THL to use the 14 million Baht credit facility described in column 1 (in addition to cash advances and outstanding debts of about 4 million Baht), THL was requested by SPD to provide a secondary land mortgage resgistration with the bank for another 15 million Baht on behalf of SPD. The secondary mortgage registration was subsequently reduced to 12 million Baht.	Loan from SH
Transaction Value & Criterion on Net Tangible Assets	14 Million Baht	12 Million Baht This value represents less than 3% of the latest audited net tangible assets of THL as per the Stock Exchange of Thailand (SET)'s regulation (ref: Bor Jor: 52-2-01, clause 9(1) and (2), page 122). The Transaction Value divided by THL's Net Tangible Assets (12,000,000/1,385,380,000) derives a percentage of 0.87%.	The balance of advance short term loan was Baht 1,226,037.0
Reason for Transaction	In 1999 THL accepted financial assistance from AsPac due to severe cash flow restraints brought on by the extremely tight credit market. The financial assistance rendered was used primarily to support the high strength aggregate	To provide working capital for THL and its controlled entities	To provide funds for the capital increase of its subsidiary, Tungkum Limited, in accordance with the requirements of the Banking institutions that are providing the medium term loan for its gold project.

	quarry operations and as THL's working capital.		
Terms and Conditions of Transaction	1) The facility was made exclusively for THL and its controlled entities for working capital 2) THL pays the monthly interest charge directly to a bank at the rate charged by the bank 3) THL provided collateral consisting of land at Saraburi province in the amount of 4 million Baht. The remaining 10 million Baht of the facility is secured by AsPac's group collateral. 4) The OD facility is allocated to THL and its controlled entities without charge.	When THL no longer needs the Baht 14 million OD facility detailed in column 1, the Baht 12 million secondary registration will be released.	In terms of the loan, interest charged between each party is at the rate charged by the bank.
Scope of Connected Persons/ Relationships	THL and AsPac are connected to the extent that Mr. R. Ng and the late Mr. W. Sukasem were directors of both THL and AsPac at the time of the transaction. Per THL policy, these persons abstained from voting in connection with this transaction.	THL and SPD are connected to the extent that Mr. R. Ng, the late Mr. W. Sukasem, and Dr. J.P. Mills were directors of both THL and SPD at the time of the transaction. As per THL policy, these persons abstained from voting in connection with these transactions.	THL and SH are connected as SH is one of the major shareholders in THL.
Transaction Transparency	This transaction was reported in THL's financial statements, annual and quarterly reports, and submitted quarterly to the SET, THL shareholders, and the public.	This transaction was reported in THL's financial statements, annual and quarterly reports, and submitted quarterly to the SET, THL shareholders, and the public.	This transaction was reported in THL's financial statements, annual and quarterly reports, and submitted quarterly to the SET, THL shareholders, and the public.

Transac-tion Approval Process	This transaction was reviewed by an external auditor, legal counsel, THL's Audit Committee and Board of Directors who deemed said transaction to be fair, reasonable and in compliance with generally acceptable accounting procedures.	This transaction was reviewed by an external auditor, legal counsel, and the THL's Audit Committee and Board of Directors who deemed said transactions to be fair, reasonable and in compliance with generally acceptable accounting procedures.	This transaction was reviewed by an external auditor, THL's Audit Committee, and Board of Directors who deemed said transactions to be fair, reasonable, and in compliance with generally acceptable accounting procedures.

7. GENERAL GOVERNMENT LIAISON AND PUBLIC RELAIONS

7.1 GENERAL AND GOVERNMENT LIAISON

Company liaison and public relations activities are conducted through administration and management sectors with extensive ongoing duties and responsibilities in the following areas:

7.1.1 Normal business and accounting activities related to production, sales, and purchasing concerned in ongoing commercial operations.

7.1.2 Ongoing liaison with various government and municipal offices pursuant to keeping up and validating the numerous permits required for normal day-to-day operations.

7.1.3 Ongoing liaison with upper level government officials pursuant to TKL's gold mining project and related activities.

7.1.4 Ongoing extensive liaison and correspondence with the SET in fulfillment of the various requirements of a listed company.

7.2 PUBLIC RELATIONS

In addition to the above mentioned obligations, Company management and administration devotes considerable time and effort in liaison with municipal administration offices, to assure the local population and authorities that the Company is interested in addressing any concerns they might have about operations, and that it is operating openly and according to permit requirements and is conscious of any adverse impact on environment.

In all its project work and development prospects, the Company participates in and monitors local public discussion forums where its interests are concerned, to assure that its operations procedures and objectives are accurately perceived, and accurate public opinion received. In doing so, an ongoing liaison is maintained with relevant Government offices and local organizations.

8. RISK FACTORS IN INVESTMENT DECISION & LITIGATION

8.1 MINING AND THE INVESTOR

High risk investment, on the chance of high financial rewards, goes hand in hand with commodity investments. Mining products, such as gold, copper, and tin, are commodities and as such their value, together with businesses concerned, are subject to the effects of natural, economic, and socio-political developments, influencing the market. The investor, therefore, becomes exposed to these same influences and should be informed accordingly when investing in mining ventures, and include the following points in due diligence.

8.1.1 Property Rights

The long term stability of a mining operation depends markedly on the sound legal position and ownership of the mining property concerned. The investor should be satisfied that property and mining rights clearly defined and protected according to legal agreement.

8.1.2 Supply and Demand

Be satisfied that product will be in consistent demand over the proposed life of the venture, and that resource evaluations are reliable, having been verified in detail by certified, duly accredited, third party expertise in mineral deposit evaluations of the type in question.

8.1.3 Project Management

Be satisfied that management group consists of people capable of efficiently managing all aspects of the operation: exploration, mine planning, production, marketing, and finance.

8.2 LITIGATION

8.2.1 The Bangtao Case

In 1991, four companies of the Thai Wah Group took legal action against THL and its contractor in filing claims for damages totaling Baht 299,446,000 for beach erosion which they attributed to the effects of the Company's offshore dredging on its mining concession areas in Bangtao Bay, Phuket. The case had undergone several hearings at the Civil Court in the past several years.

On 7 December 1999, The Civil Court, Bangkok ruled in favor of the defendants: THL and Seatran Mining Company Limited. On 29 March 2002, the Appellate Court upheld the Civil Court's ruling to dismiss the case, whereupon THL and Seatran Mining Co Ltd were cleared of the charges claimed by the plaintiffs. Also, the four plaintiffs were to pay Baht 50,000 each in legal fees to the defendants

The four plaintiffs, however, then lodged on appeal to the Supreme Court which ruled, on 15 September (read on 20 December 2005) to uphold the Appellate Court's decision, and ruled to dismiss the case. Also upheld, was the ruling requiring each plaintiff to pay Baht 50,000 in legal fees to the defendants.

8.2.2 Offshore Tin Mining Operations

The Phuket District's Attorney filed a lawsuit against the Company concerning offshore tin mining operations operated by the Company's contractor. The charges were filed on July 31, 2003 and consist of the following two cases.

1) Criminal Case No. Black 2825/2546 consist of two charges as follows and which are now under appeal.

1. The slime diffusion devices were not used for the dredge during the dredging operations over the ground.
2. The engines installed on board the dredge were changed without notification submitted to the local Mineral Resources Office.

On 5 November 2004 at 13.30 hours, the Phuket Province Court ruled in favor of the Plaintiff on charges that the Company was to pay a fine of Baht 5,000 on each of three charges. The Court recommended that, if the Company did not agree with the judgment, it should lodge an appeal to the Appellate Court, which the Company did on 29 December 2004, and the Case is now under the Court's consideration.

2) Criminal Case No. Black 2826/2546 consisted of the following three charges which were dismissed in favor of the defendants on 16 December 2004.

1. Carried out mining operations beyond the allowed period of November through April of each year, which is not in accordance with the mining scheme.
2. Carried out mining operations without any boundary buoys installed, which is not in accordance with the mining scheme.
3. Carried out mining operations only for 68 working days which is less than the 120 days required for each 12 month period.

8.2.3 Sky Cliff's Case

Construction Cost Consultants Limited Partnership initiated legal action against Sky Cliff Limited, a subsidiary of the Company, in the Civil Court on 25 May 2005 for full payment of service fees amounting to Baht 491,531.24. Sky Cliff Limited rejected the claim as not all services had been rendered pursuant to agreement. The Civil Court has scheduled for evidence presentations on 23-25 May 2006 for the plaintiff, and 26-29-30 May 2006 for the defendant.

8.3 MINING INDUSTRY AND COMPETITION

8.3.1 Marketing

Tin and Gold Mining operations: Product concentrates are sent to the refinery for final processing. Prices for tin and gold are subject to world demand and supply which sets the prices at the international metal and bullion markets.

Igneous Rock Mining: Product economic viability is controlled by local conditions and, therefore, a marketing and sales promotion program is in effect as follows:

1. Strategy is based on canvassing government agencies and private construction businesses that intend to, or have in progress, projects that will require large quantities of igneous rock aggregate (such as ours) rather than normal limestone which is softer and less durable.

2. Pricing Policy is based on a combination of factors including transport distance, quantity required, prevailing price range for the product, and terms of payment. Credit terms are allowed for companies considered solvent. Also some reduction is given for cash at-site sales where the customer supplies transport.

3. Deliveries to Main Customers Sometimes delivery schedules are changed and/or postponed by the customer in accordance with their construction progress. Such delays can result in temporary stockpiling at the quarry site, and a corresponding slow down in payments by the client.

8.3.2 Competition

Offshore Tin Mining: There is no significant domestic competition at this time. Though one other mining company also has offshore mining rights, they have ceased offshore mining operations.

Igneous Rock (Andesite) Operations: The product has several advantages in marketing, including competitive transport costs. The deposit is the only one of its kind known in the area and is central to a large region of potential industrial expansion extending north and northeast of the Bangkok area. There are not many other readily available rock types that meet standards set by the SRT or the Highway Department. Highly silicified rock or igneous rock material, such as the andesite, is required to meet current standards. Alternatives of similar quality supplied by some competitors are rhyolite, granite, and basalt. Ordinary limestone does not qualify.

Gold Mining (Tungkum Ltd). There is only one registered commercial gold mining project in production in Thailand at this time. As gold sales value will depend on the international market, any additional producers in the country are not likely to affect prices.



Ronald Ng Wai choi,
Managing Director
20 February 2006

AUDIT COMMITTEE AND INDEPENDENT DIRECTOR'S REPORT

Dear Shareholders,

As provided by the requirements and guidelines of the Stock Exchange of Thailand (SET), and outlined in the Best Practice Guidelines for the Audit Committee, Tongkah Harbour Public Company Limited (the "Company") has an established Audit Committee to ensure the company's compliance with generally accepted accounting principles and regulations. In year 2005, the Audit Committee met on four occasions to effectively and responsibly carry out duties as further outlined in the Corporate Governance Statement Section.

The Audit Committee comprises three independent directors appointed by the Board of Directors that have appropriate experiences in accounting and financial matters. As independent directors, Audit Committee Members do not hold any management positions, are not employees of the company, and do not represent any major shareholders. If necessary, the Committee may also seek external advice from independent professional advisors. A qualified accountant acts as the Internal Auditor and a registered lawyer as Secretary to the Audit Committee.

The financial statements for the year ended 31 December 2005 were prepared by Management and audited externally by the appointed auditing firm of BDO Richfield Limited. Upon review of these financial statements and other activities of the Company for the year 2005, the Audit Committee hereby submits its findings as follows:

1. The Company's accounting policies are in accordance with generally accepted accounting principles and regulatory requirements.

2. Reports and interim consolidated financial statements (inclusive of previously implemented connected transactions with related companies or parties) were also in accordance with generally accepted accounting principles and regulatory requirements. The Company obtained necessary credit facilities at cost with no additional expenses charged by the related parties in any transaction. All funds obtained have been used exclusively by the Company and its controlled entities.

3. At Annual General Meeting of the Shareholders No. 11/2005 held on 4 March 2005, shareholders voted to approve the Company's proposed capital increase of Baht 151,387,893 by issuing a new common share of 151,387,893 shares at Baht 1 par value, and allocated to the existing shareholders at the ratio of 4 old shares for one new share. On 12 April 2005, the Company registered an increase of its paid-up shares with the Ministry of Commerce from Baht 605,551,570 to Baht 756,939,463. The procedures employed were in compliance with the requirements of the SET, the Securities Exchange Commission (SEC), and all other Governmental agencies involved.

4. The Company's Employee Stock Option Plan (as approved by shareholders' resolution at the Annual General Meeting of the Shareholders No. 8/2002 held 29 April 2002) was properly implemented and in compliance with regulatory requirements.

The Audit Committee is satisfied that there is an ongoing process of identification, evaluation, and management of risks faced by the Company as internal audit and control systems are continuously monitored.

The Audit Committee recommended to the Board of Director that Professor Kesaree Narongdej and/or Mrs. Natsarak Sarochanunjeen of the firm A.M.T. & Associates, be nominated to the shareholders for appointment as the Company auditor(s) for financial year ended December 31, 2006 at the next Annual General Meeting of the Company.



Mr. Kriang Kiatfuengfoo
Independent Director and Chairman of the Audit Committee, Bangkok: 24 March 2006

Note: Changes in the Audit Committee in year 2005 consist of the following:

1. Mr. Prakit Pradipasen resigned as Independent Director and Member & Chairman of the Audit Committee on 21 September 2005.
2. Mr. Chaleo Wanasawat resigned as Independent Director and Member of the Audit Committee on 26 August 2005.
3. Mr. Kriang Kiatfuengfoo appointed as Independent Director and Member & Chairman of the Audit Committee on 21 September 2005.
4. Mrs. Arida Vidhayananda appointed as Independent Director and Member of the Audit Committee on 28 September 2005.

CORPORATE GOVERNANCE STATEMENT

For the benefit of all shareholders, and in keeping with its long tradition, the Company fully endorses and applies the highest corporate governance principles throughout its various business activities pursuant to the code of Best Practice for Directors of Listed Companies provided by the Stock Exchange of Thailand (SET). Accordingly, the Company has implemented guidelines to monitor corporate practice to ensure that conduct and principles are appropriate to maintaining business excellence and accommodation to changing circumstances.

1. THE BOARD OF DIRECTORS

1.1 THE ROLE OF THE BOARD

The primary role of the Board of Directors (Board) is to oversee the Company and its controlled entities in the best interest of its shareholders in accordance with the Articles of Association of the Company and all laws and regulations. In doing so, all directors exercise the following duties:

1. Recommending and monitoring Company objectives, goals, and strategic operational plans, for management implementation as approved by the Company's shareholders at the Company's Annual General Meeting(s) ("AGM").
2. Striving for growth and stability leading to good returns for shareholders in the long term.
3. Monitoring the Company's financial performance.
4. Ensuring the existence of adequate internal controls.
5. Monitoring the Company's compliance and adherence to internal controls.
6. Ensuring that significant business risks are appropriately managed.
7. Reviewing management performance.
8. Recommending to shareholders the selection and appointment of new directors upon vacancy.
9. Ensuring that management maintains proper business standards and ethical behavior.

The Board has established an Executive Board, Audit Committee, and Remuneration Committee, to assist in the execution of its responsibilities. Management of the Company is largely delegated to the Managing Director and Executive Board. Within overall guidelines set by the Board and Executive Board, substantial discretion is exercised by the Managing Director, Executive Directors, and other senior management, in conducting the Company's business.

1.2 SELECTION, SIZE AND COMPOSITION OF THE BOARD

The directors of the Company are elected by the shareholders following the Articles of Association of the Company, which provides that:

1. The minimum number of directors shall be five.
2. Not less than half of the total number of directors must reside in Thailand.
3. A director may or may not be a shareholder of the Company.
4. At least one third of the directors must retire from office at the AGM each year; such retiring directors are eligible for reelection.

5. If vacancy occurs other than by rotation, the Board of Directors, by a vote of not less than three-fourths of the number of the remaining directors, may elect a qualified and legally eligible person to fill the vacancy at the following meeting of the Board of Directors.
6. Directors appointed by the Board must submit to election by shareholders at the next AGM.

At the date of this statement, the Company has eleven directors, five of whom are non-executive directors. Three of the non-executive directors, including the Chairman, are independent directors to ensure objectivity and balance for the protection of rights and equitable treatment of all shareholders. Independent directors do not hold any position in management, they are not employees, nor are they representatives of any major shareholder. The Board also has one Senior Advisor and one Senior Consultant. The Secretary to the Board is a registered lawyer to assist with regulatory compliance matters and is charged with handling investor relations.

All members of the Board currently reside in Thailand and the following four directors shall retire by rotation at this year's AGM and are being submitted for reelection to the shareholders: Mr. Kriang Kiatfuengfoo, Mr. Somsak Ruamkid, Mr. Sunthorn Choorak, and Mr. Surapong Chiangthong.

The Company does not have a nominating committee to oversee selection of new directors. However, the Board as a whole ensures that it reflects an appropriate balance of skill and independence. The Board consists of directors with a depth of experience at senior levels in engineering, technical, geological, operational, management, financial, legal and accounting areas which helps to helps ensure that it is equipped to deal with a broad range of issues.

The directors are entitled to seek independent professional advice concerning the affairs of the Company, at Company expense, where it is determined that such action is in the Company's best interests.

2. EXECUTIVE BOARD

The duties of the Executive Board are to consider and execute decisions and matters as assigned by the Board of Directors. Mr. R. Ng Wai Choi (Managing Director), Dr. J. P. Mills (Executive Director and Chief Geologist), Mr. S. Ruamkid (Executive Director and Senior Geologist) and Mr. Kwa Boo Leong (Executive Director) serve on the Executive Board. Mr. R. Kanjana-Vanit serves as Advisor, Mr. V. Cherdboonmuang as Consultant, Mr. U. Chirapanathorn (Executive Director and Corporate Finance Manager), and Mr. C. Martmuang as Secretary to the Board. Six of the Executive Board members are involved in the Company's day-to-day operations. Formal meetings take place as required, twice a month on average. Reporting to the Executive Board is a Senior Management Committee comprising three Executive Board Members and all divisional managers.

3. AUDIT COMMITTEE

The Board of Directors maintains an Audit Committee that endorses the Best Practice Guidelines for the Audit Committee as put forth by the SET. The Audit Committee comprises at least three independent directors who meet as required. The Company's 2005 Audit Committee consisted of Mr. Kriang Kiatfuengfoo (Chairman), Mrs. Arida Vidhayananda, and Mr. Tiwa Sukumoljantra. Mr. Kriang Kiatfuengfoo assumed the role of the Audit Committee Chairman in September 2005 replacing Mr. Prakit Padipasen. Mrs.

Arida Vidhayananda was accepted at the Board's invitation to serve on the Audit Committee in September 2005 replacing Mr. Chaleo Wanasawat.

The Audit Committee's role is to assist the Board of Directors in the following aspects:

1. Ensuring that all financial reporting is in accordance with generally accepted accounting procedures.
2. Ensuring timely and transparent regulatory compliance.
3. Making informed recommendations regarding the Company's accounting policies, practices, and disclosures.
4. Reviewing the scope, cost and results of internal and external audits.
5. Maintaining communication between the Board of Directors and the Company's internal finance department and/or external auditors.
6. Assessing the adequacy of the Company's administrative, operating and accounting controls and making suggestions for possible improvement.
7. Reviewing connected transactions involved with related companies.
8. Reviewing any matter that may potentially affect the financial welfare of the company.

To fulfill these responsibilities, the Committee meets with and receives reports from the Company's internal auditor, external auditors and/or external advisors, as necessary. The committee Chairman reports to the Board in relation to issues arising from these discussions and its meetings. The Audit Committee is also responsible for the review and nomination of external auditors for recommendation to the Board of Directors for adoption by the shareholders at the Company's AGM (see the Independent Directors and Audit Committee Report).

4. REMUNERATION COMMITTEE

The Remuneration Committee comprises Mr. Kriang Kiatfuengfoo, Mrs. Arida Vidhayananda, and Mr. Ronald Ng Wai Choi. The Remuneration Committee meets at least annually and additionally if necessary. The Committee is responsible for reviewing compensation arrangements for all directors (including the Employee Stock Option Plan ("ESOP") as well as for reviewing annual and ad hoc staff remuneration which is considered by management and allocated commensurate with the individual's qualifications and contributions made to the Company. Recommendations concerning compensation for directors are made by the Committee and voted upon and approved by the Company's shareholders at the Company's AGM. Remuneration for the years ended 31 December 2004 and 2005 are detailed as follows:

	2004		2005	
Remuneration	**Persons**	**Baht**	**Persons**	**Baht**
Total Annual Remuneration for the Board of Directors *	10	202,333.42	10	243,333.94
Total Annual Remuneration of Management	15	4,090,845.99	15	5,604,549.65
Annual Remuneration of First 3 Management Member **	3	2,093,312.57	2	2,356,615.71
Other (s)		NIL		NIL

* Subject to Shareholder approval

** Includes salary and fringe benefits, no bonus paid for either year

5. MANAGEMENT SHAREHOLDING

Shareholding by Directors and Management as at 31 December 2005 are as follows:

	SHARES HELD	
Director / Management Member	**No. of shares**	**%**
Mr. Pricha Attavipach	1,209,748	0.16
Mr. Kriang Kiatfuengfoo	12,000,000	1.59
Mrs. Arida Vidhayananda	-	-
Mr. Tiwa Sukumoljantra	-	-
Mr. Ronald Ng Wai Choi	4,517,441	0.59
Dr. J. Peter Mills	-	-
Mr. Kwa Boo Leong	1,273,419	0.17
Mr. Edward Mervyn W. Jones	-	-
Mr. Somsak Ruamkid	700,000	0.09
Mr. Udom Chirapanathorn	1,273,419	0.17
Mr. Surapong Chiangthong	-	-
Mr. Sunthorn Choorak	593,750	0.08
Mr. Chalermchai Martmuang	636,709	0.08
Mr. Rachan Kanjana-Vanit	50	0.00
Mr. Varin Cherdboonmuang	900,005	0.12

6. DIRECTORS' MEETINGS

The Board of Directors meet at least once every three months and on any other occasion deemed appropriate to ensure full and effective control over Company activities. During the year the Company held seven (7) meetings of the Board, four (4) meetings of the Audit Committee, and one (1) meeting of the remuneration committee. The following table lists the attendance of each director at the above meetings for the year ended December 31, 2005.

	Board Meetings		Audit Committee		Remuneration Comm.	
Director	**A**	**B**	**A**	**B**	**A**	**B**
Mr. Pricha Attavipach	7	7				
Mr. Kriang Kiatfuengfoo (a,c)	3	3	1	1	1	1
Mrs. Arida Vidhayananda (a,c)	2	2	1	1	1	1
Mr. Tiwa Sukumoljantra (a)	6	6	4	4		
Mr. Ronald Ng Wai Choi (b,c)	7	7	4	3	1	1
Dr. John Peter Mills (b)	7	6	1	1		
Mr. Kwa Boo Leong	7	1				
Mr. Edward Mervyn Jones	6	2				
Mr. Somsak Ruamkid	7	4				
Mr. Udom Chirapanathorn (b)	7	7	4	4		
Mr. Surapong Chiangthong	5	1				
Mr. Sunthorn Choorak	7	0				
Mr. Rachan Kanjana-Vanit (Sr. Advisor)	7	4				

A Meetings held during the period the director was a member of the Board or Committee.
B Meetings attended by the director.
a Member of the Audit Committee.
b Attended Audit Committee Meeting(s) by Invitation.
c Remuneration Committee Member.

7. SHAREHOLDER RELATIONS, DISCLOSURE AND CORPORATE TRANSPARANCY

The Board ensures that shareholders are informed of major developments and issues affecting the Company by distributing annual and quarterly reports in compliance with the SET and all other public company secretarial requirements, and also ensures prompt disclosure of all decisions or events which may affect the operating performance and/or financial position of the Company.

The Company seeks shareholders' approval on significant issues in accordance with the guidelines of the SET. Shareholders are provided an opportunity to raise any issues with the Board at the AGM, and the Company's Secretary is responsible for managing general shareholder enquiries and correspondence. Shareholders may contact the Company Secretary if they have any issues or questions concerning the Company's activities. The Company Secretary will in turn liaise with the Board of Directors in relation to these enquiries and/or concerns.

8. CONTROLLING SYSTEM AND RISK MANAGEMENT

The identification of significant business risks is conventional to any business consideration and are duly analyzed and considered by the Board of Directors. The Company, by way of its internal control system, is committed to risk management throughout its operations to protect its employees, the environment, group assets, earnings, and reputation. In the interest of sound corporate governance, the Board of Director's may, from time to time, seek independent advice from professionals to assist the Board in assessing such risks, or on any other matter.

9. INTERNAL AUDITOR

The Company has in place an internal auditor responsible for reporting to the Audit Committee to ensure that operational and financial practices are in accordance with the Operational Plan and budgeted as approved by the Board of Directors, and that financial statements comply with generally accepted accounting principles and practice.

10. INSURANCE

In order to protect shareholders' funds, the Company carries insurance which the Board considers adequate for the size and nature of the Company's business.

11. REFERENTIAL RISK MANAGEMENT DATABASE

Risk control in day-to-day Company operations and planning centers on task management pursuant to detailed monitoring and reporting on costs and payments due in relation to expected cash flow from production and sales, and also on monitoring of production supply and demand estimates, and equipment efficiency and maintenance. For this purpose, a professional referential database is used to monitor and record activity in relevant areas for, quick efficient review and reporting.

12. EMPLOYEE SAFETY

The Company enforces strict safety guidelines in accordance with the Office of the Environment Policy and Planning ("OEPP") and continues to maintain a good safety track record at its exploration and mining operations where all staff are required to wear standard protective gear where necessary and are regularly monitored medically.

13. ENVIRONMENT MANAGEMENT

The Board monitors practices in environmental management related to Company business and strives for improvements. In its offshore tin mining operations, the Company monitors water quality to ensure compliance with the Department of Mineral Resources ("DMR") and OEPP guidelines. Its andesite quarry operations are conducted in compliance with OEPP regulations, in accordance with which a noise and dust suppression program is in effect via the planting of trees surrounding the site's perimeter and strategically placed water spraying equipment.

14. CAPITAL EXPENDITURE AND CONNECTED TRANSACTION GUIDELINES

The Company has a capital expenditure approval procedure to ensure that capital expenditures exceeding certain limits are tabled for Board approval. Also, the Company has a detailed authorization procedure to ensure that any capital expenditure not involving the Board is properly governed by certain checks and balances. In addition, the Company has implemented guidelines for connected transactions.

15. CONFLICT OF INTEREST

In the event of a potential conflict of interest, the Board of Directors requires any director(s) that may be involved to withdraw and/or abstain from participating in the board meeting while the matter in question is being discussed and/or voted upon.

16. ETHICAL STANDARDS

It is Company policy that the Board of Directors, Management, and staff, adhere to the ethical standards of conduct as outlined in the Company's Code of Conduct, in addition to following the Code of Best Practice for Directors of Listed Companies and Best Practice Guidelines for the Audit Committee as put forth by the SET.

DIRECTORS' STATEMENT

Dear Shareholders,

The Public Limited Companies Act B.E. 2535, legally requires directors to maintain adequate accounting records and to prepare annual financial statements that fairly represents the financial position of the Company and its controlled entities at the end of the financial year. In addition, directors are responsible for preparing and presenting an audited balance sheet and statement of profit and loss for the fiscal year to the Company's shareholders. The Code of Best Practice for Directors of Listed Companies as provided by the Stock Exchange of Thailand, 1999, further stipulates that directors are responsible for the accuracy, completeness, and transparency, of said financial reports.

The annual financial statements appearing in the financial statement section were prepared in conformity with generally accepted accounting principles utilizing appropriate accounting policies supported by reasonable and prudent judgments and estimates.

The directors are of the opinion that these financial statements, balance sheets, and statements of profit and loss fairly represent the financial position and state of affairs of the Company and its controlled entities as at 31 December 2005, the end of the Company's fiscal year in accordance with relevant laws and regulatory guidelines. Upon directorate review of the Company's Operational Plan, the Company's current financial position, financial obligations, and borrowing facilities, the directors are satisfied that Tongkah Harbour Public Company Limited and its controlled entities identified will be sustained as a going concern.

The above opinions are provided to the shareholders based on the Board of Directors' continual monitoring of the Company's performance and operations via director's meetings, reports received from management, reports from the Company's internal auditor, and the external auditor report. The Audit Committee of the Board of Directors have consistently monitored the system of financial reporting and the Company's internal audit system with unrestrained access and have reported to the Board of Directors on their findings that the financial statements presented in this report were transparent and in accordance with generally accepted accounting principles. The report of the Independent Directors and Audit Committee is included in this report.

Independent auditing and reporting on the Company's financial statements was undertaken by the Company's external auditor, BDO Richfield Limited in compliance with generally accepted accounting principles. BDO Richfield Limited's independent and unqualified report on these financial statements is shown in the auditor's report section.

In accordance with the Company's shareholder relations policy, the Board of Directors encourage shareholders to attend the Annual General Meeting where any issues or concerns can be raised by either shareholders, investors, or the Board. In addition, shareholders and investor inquiries may be directed to the Company Secretary at any time.

For the Board of Directors,





Mr. Pricha Attavipach — Mr. Ronald Ng Wai Choi

TABLE OF IMPORTANT FINANCIAL RATIO OF THE FISCAL YEAR 2005

	(Audited)			
	Consolidated		The Company only	
	2005	2004	2005	2004
LIQUIDITY RATIO				
Current Ratio (Times)	0.86	1.21	1.74	0.79
Quick Ratio (Times)	0.48	1.01	0.10	0.13
Quick Ratio (Cash Basis) (Times)	(0.40)	(0.81)	(0.70)	(0.66)
Receivable Turnover (Times)	5.07	22.55	5.07	22.55
Collection Period (Days)	71.06	15.96	71.06	15.96
Inventory Turnover (Times)	1.97	5.60	2.01	4.86
Inventory Turnover (Days)	182.82	64.25	178.95	74.02
Accounts Payable Turnover (Days)	2.56	1.90	1.20	29.26
Payment Period (Days)	140.58	189.66	299.89	12.30
Cash Cycle (Days)	113.30	(109.45)	(49.88)	77.68
PROFITABLE RATIO				
Gross Profit Margin (%)	3.51%	6.60%	8.83%	4.02%
Net Profit Margin (%)	(249.94%)	(95.75%)	(143.23%)	(70.55%)
Return on Equity (%)	(6.20%)	(6.26%)	(5.99%)	(7.05%)
EFFICIENCY RATIO				
Return on Total Assets (%)	(5.23%)	(4.88%)	(4.96%)	(5.47%)
Return on Fixed Assets (%)	(15.78%)	(21.82%)	(44.37%)	(40.82%)
Asset Turnover (Times)	0.02	0.05	0.03	0.08
FINANCIAL POLICY RATIO				
Debt to Equity Ratio (Times)	0.15	0.23	0.16	0.27
Interest Coverage (Times)	(13.06)	(9.85)	(7.54)	(6.74)
Contingency Coverage (Times)	(9.14)	(6.89)	(5.28)	(4.72)
Contingency Coverage (Cash Basis) (Times)	(0.30)	(1.37)	0.01	(0.77)
Pay Out Ratio (%)	0.00%	0.00%	0.00%	0.00%

MANAGEMENT DISCUSSION AND ANALYSIS

REVIEW OF FINANCIAL RESULTS

Pursuant to ongoing development costs in preparation for gold production and a temporary halt in tin mining and production, the Company incurred a loss of Baht 69.02 million in 2005. The Company's income has been derived from two of its three major mining projects, the tin and andesite mining operations. Tin stockpiles have been completely sold out and mining has been put on hold as contractors are not currently available, having opt to work elsewhere or in neighboring countries.

In late 2004, the Company obtained a USD 13.3 million loan for plant equipment and construction at its gold mining project in Loei province. The Project is expected to be completed and into production in the second quarter of 2006. Thus, from mid 2006 onwards, the Company will have income from its gold and andesite mining projects.

TIN PERFORMANCE

The Company's income from tin and tantalum was based on production and price levels at the international metals market. In 2005, revenue from tin derived from selling stockpiled tin ore totaled Baht 2.35 million as compared to Baht 39.77 million in the year 2004, representing a decrease of 94.09%. Likewise, operating costs charged by the contractor decreased by 93.87%, down from Baht 37.06 million in 2004 to Baht 2.27 million in 2005. Overall, the Company's net income from its tin mining operations decreased 97.01% from the previous year due to the suspension policy. However, the Company's gross margin from tin decreased from 6.81% to 3.44% in 2005.

QUARRY PERFORMANCE

Revenue from andesite sales in 2005 increased 23.42% from the preceding year, with sales of Baht 21.46 million in 2005 compared to Baht 17.34 million in 2004. The Company managed to have a positive gross margin of 3.52%, a slight decrease from 6.08% in year 2004. The decrease was due mainly to higher oil prices during the year. Increased marketing efforts and product diversification were successful resulting in increased aggregate sales, particularly in the highway construction sector.

OVERALL PERFORMANCE

Total Company revenue for year 2005 was Baht 27.61 million, a decrease of 46.16% from Baht 59.69 million in 2004. The decrease was due mainly to lower tin revenues. However, the Company had a 23.42% increases in revenue from andesite mining operations.

General and administrative expenses decreased from Baht 64.35 million in 2004 to Baht 63.39 million in 2005. The decrease was in line with the Company's stringent expense control policy. In addition, the higher loss figures for 2005 were partly due to the increased investment in Sea Minerals Limited where the Company had to take share of loss of Baht 6.93 million from this investment. Also, the Company incurred further consulting and report fees in meeting requirements of the lending institutions for loan approval for the Company's gold mining project in Loei province. Interest expenses remained at the same level as last year.

LIQUIDITY ANALYSIS

As at 31 December 2005, the Company's current assets decreased to Baht 70.10 million as compared to Baht 172.99 million for year 2004. The Company's current liabilities also decreased from Baht 143.45 million in 2004 to Baht 81.05 in 2005, representing a decrease of 43.50%. As a result, the current ratio stood at 0.86 times when compared to 1.21 times in 2004.

The ratio improvement in 2004 was due to the Company's capital increase. However, there were significant aspects in 2005 with the current portion of hire purchase agreements coming due on the purchase of major heavy vehicles for use in the Loei gold mining project; also, with the construction and processing plant development at Loei well underway, extensive use of bank overdrafts resulted in significant increases. Nevertheless, the short term liability was greatly decreased, enabling the Company to have more liquidity in its working capital management.

CASH FLOW FOR OPERATING ACTIVITIES

The net cash flow utilized for operations amounted to approximately Baht 44.44 million, used mostly in the sourcing and purchasing of major equipment items, tooling, and transport, and in installations, at the gold mine development project at Loei.

CASH FLOW FOR INVESTING ACTIVITIES

The net cash flow utilized for investment purposes amounted to Baht 253.66 million. The funds were used mainly for investment in Tungkum Limited, the Company's gold mining project at Loei.

CASH FLOW FOR FINANCING ACTIVITIES

The net cash flow from financing activities amounted to Baht 187.58 million. Capital was increased by issuing 151.39 million shares at Baht 1 par value in April 2005. The Company's paid-up capital increased from Baht 605.55 million to Baht 756.94 million. This increase resulted in a Baht 258.87 million premiums on shares realized and earned. Funds were used mainly in the above investment activities, a short term loan repayment, and partial payment of the long term debt.

PROFITABILITY ANALYSIS

On obtaining approval in December 2004 for the USD 13.3 million loan for plant equipment and construction for of its gold mine project, the Company began infrastructure development and preparations for the processing plant foundations and installations. It is expected that the commercial production will begin in the second quarter of 2006. The Company's profitability should improve markedly with the commencement of gold production.

CORPORATE DIRECTORY

MAIN OFFICE

Tongkah Harbour Pulbic Company Limited
(Bor Mor Jor: 455)
7 Flr, Muang Thai-Phatra Office Tower1, 252/11 Ratchadapisek Road,
Huay Khwang, Bangkok 10320
Phone: +66 0 2695 4912-28
Fax: +66 0 2695 4901
Website : www.tongkahharbour.com
E-mail : info@tongkahharbour.com

Phuket Office

12 Soi Saphan Hin, Muang, Phuket 83000
Phone: + 66 0 7621 2355
Fax: +66 07621 1214

AFFILIATED OFFICES

Tungkum Limited

Bangkok Office
7 Flr, Muang Thai-Phatra Office Tower1, 252/11 Ratchadapisek Road,
Huay Khwang, Bangkok 10320
Phone : +66 0 2695 4912-28
Fax : +66 0 2695 4901

Loei Office
323 Moo 1, Ban-Tid-Tor, Na-aan, Muang, Loei 42000
Phone: + 66 0 4281 2806
Fax: + 66 0 4281 1242

Cholsin Limited

Bangkok Office
7 Flr, Muang Thai-Phatra Office Tower1, 252/11 Ratchadapisek Road,
Huay Khwang, Bangkok 10320
Phone: +66 0 2695 4912-28
Fax: +66 0 2695 4901

Saraburi Office
68/6 Moo 4, Tahtoom, Kaeng Khoi, Saraburi 18110
Phone: + 66 0 9810 8491
Fax: + 66 0 9861 9807

Sky Cliff Limited

14 Rachadapisek Road,
Huay Khwang, Bangkok 10320
Phone: +66 0 2247 2725-8
Fax: +66 0 2247 2720

Sea Minerals Limited

7 Flr, Muang Thai-Phatra Office Tower1, 252/11 Ratchadapisek Road,
Huay Khwang, Bangkok 10320
Phone: +66 0 2695 4912-28
Fax: +66 0 2695 4901

OTHER REFERENCES

Registrar-1

The Stock Exchange of Thailand (SET)
The Stock Exchange of Thailand Bldg.,
62 Ratchadapisek Rd., Klong Toey, Bangkok 10110
Phone: +66 0 2229 2000, 0 2654 5656
Fax: +66 0 2654 5649

Registrar-2

The Thailand Securities Depository Co.Ltd
The Stock Exchange of Thailand Bldg.,
62 Ratchadapisek Rd., Klong Toey, Bangkok 10110
Phone: +66 0 2229 2888
Fax: +66 0 2395 1259

External Auditor-1

Mr. Boonsri Techavarutama,
CPA License: 3336
BDO Richfield Ltd.
22 Flr., CTI Tower,191/41 New Ratchadapisek Road, Klong Toey, Bangkok 10110
Phone: +66 0 2261 1251-4
Fax: +66 0 2261 1255

External Auditor-2

Mr. Anurak Lelapiyamit,
CPA License: 3462
BDO Richfield Ltd.
22 Flr., CTI Tower,191/41 New Ratchadapisek Road, Klong Toey, Bangkok 10110
Phone: +66 0 2261 1251-4
Fax: +66 0 2261 1255

Financial Advisor-1

DS Prudential Management Co Ltd
16 Flr., 29/1 Unico House, Soi Lang Suan, Ploenchit Rd., Lumpini, Patumwan, Bangkok 10330
Phone: +66 0 2652 1741
Fax: +66 0 2652 1744

Legal Advisor-1

Siam Niti Law Office
12 Flr, Tower 1 West, SCB Park Plaza
18 Ratchadapisek Rd., Bangkok 10900
Phone: +66 0 2937 5000
Fax: +66 0 2937 5001

Legal Advisor-2

Baker&McKenzie, Attorneys at Law
25 Flr., 990 Rama IV Rd., Bangkok 10500
Phone: +66 0 2636 2000
Fax: +66 02636 2111

Finance and Banks-1

Siam Commercial Bank PCL.
Rachadapisek 3 Branch
18 Telecom Tower, Ratchadapisek Rd.,
Huay Khwang, Bangkok 10320
Phone: +66 0 2643 0130
Fax: +66 0 2643 0144

Finance and Banks-2

Krung Thai Bank PCL,
Surawong Branch
98,100,102 Surawong Rd., Bangrak, Bangkok 10500
Phone: +66 0 2233 0953
Fax: +66 0 2237 6596

Finance and Banks-3

Siam City Bank PCL
1101 New Petchburi Rd., Rajthavee, Bangkok 10400
Phone: +66 0 2208 6142
Fax: +66 0 2651 7913

Finance and Banks-4

Export-Import Bank of Thailand
1193 EXIM Building, Phaholyothin Road,Bangkok 10400
Phone: +66 0 2271 3700
Fax: +66 0 2271 3204

AUDITS'S REPORT
CONSOLIDATED FINANCIAL STATEMENTS AND
NOTE TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To The Shareholders and Board of Directors of

Tongkah Harbour Public Company Limited

I have audited the accompanying consolidated balance sheets of Tongkah Harbour Public Company Limited and its subsidiaries as at 31st December, 2005 and 2004 and the related consolidated statements of earnings, change in shareholders' equity and cash flow for the years then ended and the separate financial statements of Tongkah Harbour Public Company Limited for the same period. These financial statements are the responsibility of the Company's management as to their correctness and the completeness of the presentation. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial positions of Tongkah Harbour Public Company Limited and its subsidiaries and of Tongkah Harbour Public Company Limited as at 31 December, 2005 and 2004 and the results of its operation, the changes in shareholders' equity and cash flow for the years then ended in conformity with generally accepted accounting principles.

Without qualifying my opinion, I draw attention to the followings:

1) As discussed in Note 2 to the financial statements, the Company and its subsidiary companies have experienced persistent operating losses and have current liabilities substantially in excess of current assets. Nevertheless, the accompanying financial statements have been prepared on the going concern basis, assuming that the realization of assets and settlement of liabilities and obligations will occur in the ordinary course of business of the Company and its subsidiary companies, without any expectation of significant disruption to the ongoing activities.

2) As discussed in Note 14 to the financial statements, land awaiting development of a subsidiary company (Sky Cliff Limited) amounting to Baht 409 million, is stated at the fair market value appraised by an independent appraisal company according to his report dated 14th July, 1999. However according to the report of independent appraisal company dated 10th November, 2005, the fair market value of the land was approximately Baht 409 million equal the previous reappraised value.

3) As discussed in Note 25 to the financial statements, due to persistent losses generated from operating results, the Company and the subsidiary company (Cholsin Limited) considered whether there had been impairment of the value of its operating equipment, of which the net book value as at 31st December, 2005 was approximately Baht 64.1 million and approximately Baht 46.6 million for the Company only (2004 : Approximately Baht 69.9 million and Baht 49.4 million for the Company only). To this end, cash flows from the quarry were projected, using a discounted rate of 7 percent. These projected cash flows suggested that the future cash flows would be in

excess of the net book value of the assets as at the balance sheet date. The Company believes that the future projected cash flows from the quarry would not be significantly different from the projection and will exceed the net book value of the assets as at the balance sheet date.

4) As discussed in Note 3 to the financial statements, according to the SET decision to allow the trading of the Company's securities since 25th March, 2003, the Company has to submit the progress report on the Company's operation of each business to the SET every 3 months. On 14th November, 2005 the SET had announce to post "SP" (Suspension) signs to suspend trading of securities until the Company are able to improve the qualification and reinstated back to their normal sector.

Mr. Boonsri Techavarutama

Certified Public Accountant (Thailand) No. 3336

BDO Richfield Limited

Bangkok : 15th February, 2006

TONGKAH HARBOUR PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

BALANCE SHEETS

AS AT 31st DECEMBER, 2005 AND 2004

(Unit : Thousand Baht)

	Note	Consolidated		The Company Only	
		2005	2004	2005	2004
Assets					
Current assets					
Cash and cash equivalents	8	31,836	142,354	222	13,277
Current investment - fixed deposits		602	2	1	1
Trade accounts receivable - net	9	6,242	3,159	6,242	3,159
Short-term advances to related parties	7	3,347	4,638	2,005	1,383
Short-term loans to related parties	7	-	-	82,893	66,970
Inventories - net		10,484	12,853	9,880	11,704
Other current assets					
Cash advance - general		1,171	1,080	1,063	825
Input tax refundable		10,248	4,216	2,690	2,674
Others		6,166	4,691	2,590	2,211
Total other current assets		17,585	9,987	6,343	5,710
Total current assets		70,096	172,993	107,586	102,204
Non-current assets					
Long-term investments					
Investments accounted for under equity method	10.1	-	827	671,123	706,059
Long-term investment in other projects					
Tin mining	11	-	731	-	731
Andesite mining	12	42,148	42,244	42,148	42,244
Gold mining	13	403,942	368,315	-	-
Phuket project		7,000	7,000	7,000	7,000
Le Metro Condominium project	14	469,365	471,284	-	-
Other receivable - related parties	7	124	64	17,364	18,179
Long-term loans to related parties	7	-	-	321,549	174,057
Property, plant and equipment - net	15	381,828	187,809	120,780	120,611
Goodwill		2,543	801	-	-
Other non-current assets	16	10,877	573	519	275
Total non-current assets		1,317,827	1,079,648	1,180,483	1,069,156
Total assets		1,387,923	1,252,641	1,288,069	1,171,360

The accompanying notes are an integral part of the financial statements.

_______________________ DIRECTOR _______________________ DIRECTOR

TONGKAH HARBOUR PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

BALANCE SHEETS (Continued)

AS AT 31st DECEMBER, 2005 AND 2004

(Unit : Thousand Baht)

	Note	Consolidated		The Company Only	
		2005	2004	2005	2004
Liabilities and shareholders' equity					
Current liabilities					
Bank overdrafts		3,193	322	3,193	322
Trade account payable - related party	7	-	-	16,978	17,129
Trade account payable - others	17	6,363	11,582	484	1,581
Current portion of long-term loans	18	21,111	20,711	19,520	19,120
Short-term advances from related parties	7	4,195	1,447	972	1,255
Short-term loans from related parties	7	3,164	78,146	6,908	80,520
Current portion of hire purchase creditors	20	12,365	5,976	440	1,248
Other current liabilities					
Accrued expenses		13,126	12,971	6,718	6,852
Others		17,532	12,293	6,711	1,449
		30,658	25,264	13,429	8,301
Total current liabilities		81,049	143,448	61,924	129,476
Non-current liabilities					
Long-term loans from related party	7	-	-	7,455	7,815
Long-term loans - net	18	55,983	76,489	53,597	72,512
Hire purchase creditors - net	20	26,355	11,824	334	536
Provision for loss from investments accounted for under equity method	10.2	7,200	-	52,485	38,854
Provision for environmental restoration expenses	21	10,560	-	250	-
Total non-current liabilities		100,098	88,313	114,121	119,717
Total liabilities		181,147	231,761	176,045	249,193
Shareholders' equity					
Share capital					
Registered					
756,939,463 ordinary shares of Baht 1 each					
(2004 : 605,551,570 ordinary shares of Baht 1 each)	3, 22	756,940	605,552	756,940	605,552
Issued and fully paid-up					
756,939,463 ordinary shares of Baht 1 each					
(2004 : 605,551,570 ordinary shares of Baht 1 each)	3, 22	756,940	605,552	756,940	605,552
Share premium - net	22, 23	487,700	380,215	487,700	380,215
Revaluation surplus (decrease) on land		(4,903)	(4,903)	-	-
Retained earnings (deficit)					
Unappropriated		(132,616)	(63,600)	(132,616)	(63,600)
Equity attributable to the Company's shareholders		1,107,121	917,264	1,112,024	922,167
Minority interests - equity attributable to minority shareholders of subsidiaries		99,655	103,616	-	-
Total shareholders' equity		1,206,776	1,020,880	1,112,024	922,167
Total liabilities and shareholders' equity		1,387,923	1,252,641	1,288,069	1,171,360
		-	-	-	-

The accompanying notes are an integral part of the financial statements.

______________________ DIRECTOR ______________________ DIRECTOR

TONGKAH HARBOUR PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF EARNINGS

FOR THE YEARS ENDED 31st DECEMBER, 2005 AND 2004

(Unit : Thousand Baht)

	Note	Consolidated		The Company Only	
		2005	2004	2005	2004
Revenues					
Sales					
Tin ore sales		2,352	39,769	2,352	39,769
Andesite sales		21,461	17,388	21,461	17,388
Other income					
Interest income	7	925	36	13,519	9,488
Amortization of excess of net book value over cost of investments accounted for under equity method		-	22	-	-
Others	7	2,875	2,472	5,214	14,363
Total revenues		27,613	59,687	42,546	81,008
Expenses					
Cost of sales					
Cost of tin ore sales		2,271	37,056	2,271	37,056
Cost of andesite sales	7	20,706	16,330	19,440	17,801
Selling and administrative expenses	7	63,392	64,351	27,060	28,604
Loss from diminution in value of inventories		1,982	799	1,982	799
Directors' remuneration	24	243	303	243	303
Share of loss from investments accounted for under equity method		-	311	52,489	46,280
Share of loss before purchase of shares - Sea Minerals Limited		6,933	-	-	-
Goodwill amortization		188	-	-	-
Total expenses		95,715	119,150	103,485	130,843
Loss before interest expenses		(68,102)	(59,463)	(60,939)	(49,835)
Interest expenses	7	(5,215)	(5,268)	(8,077)	(7,379)
Loss before minority interest		(73,317)	(64,731)	(69,016)	(57,214)
Minority interest in (earnings) loss of subsidiaries		4,301	7,517	-	-
Net earnings (loss)		(69,016)	(57,214)	(69,016)	(57,214)
Basic earnings (loss) per share (Baht per share)					
Net earnings (loss)		(0.10)	(0.11)	(0.10)	(0.11)
Weighted average numbers of ordinary share (Thousand shares)		715,048	537,122	715,048	537,122

The accompanying notes are an integral part of the financial statements.

________________ DIRECTOR   ________________ DIRECTOR

TONGKAH HARBOUR PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF CHANGE IN SHAREHOLDERS' EQUITY

FOR THE YEARS ENDED 31st DECEMBER, 2005 AND 2004

(Unit : Thousand Baht)

		Consolidated					
	Note	Issued and paid-up share capital	Share premium - net	Revaluation surplus (decrease) on land	Retained earnings (deficit)	Minority interest	Total
(Restated)							
Balance as at beginning of period 2004		483,649	221,256	(4,903)	(6,386)	111,133	804,749
Ordinary shares issued and paid-up	22.1	121,903	158,959	-	-	-	280,862
Net earnings (loss)		-	-	-	(57,214)	-	(57,214)
Minority interest in earnings (loss) of subsidiaries		-	-	-	-	(7,517)	(7,517)
Balance as at end of period 2004		605,552	380,215	(4,903)	(63,600)	103,616	1,020,880
Ordinary shares issued and paid-up	22.2	151,388	107,485	-	-	-	258,873
Net earnings (loss)		-	-	-	(69,016)	-	(69,016)
Minority interest in earnings (loss) of subsidiaries		-	-	-	-	(4,301)	(4,301)
Adjust minority interest from investment accounted for under equity method		-	-	-	-	340	340
Balance as at end of period 2005		756,940	487,700	(4,903)	(132,616)	99,655	1,206,776

The accompanying notes are an integral part of the financial statements.

______________________ DIRECTOR ______________________ DIRECTOR

TONGKAH HARBOUR PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF CHANGE IN SHAREHOLDERS' EQUITY

FOR THE YEARS ENDED 31st DECEMBER, 2005 AND 2004

(Unit : Thousand Baht)

		The Company Only			
	Note	Issued and paid-up share capital	Share premium - net	Retained earnings (deficit)	Total
(Restated)					
Balance as at beginning of period 2004		483,649	221,256	(6,386)	698,519
Ordinary shares issued and paid-up	*22.1*	121,903	158,959	-	280,862
Net earnings (loss)		-	-	(57,214)	(57,214)
Balance as at end of period 2004		605,552	380,215	(63,600)	922,167
Ordinary shares issued and paid-up	*22.2*	151,388	107,485	-	258,873
Net earnings (loss)		-	-	(69,016)	(69,016)
Balance as at end of period 2005		756,940	487,700	(132,616)	1,112,024

The accompanying notes are an integral part of the financial statements.

____________________ DIRECTOR

____________________ DIRECTOR

TONGKAH HARBOUR PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF CASH FLOW

FOR THE YEARS ENDED 31st DECEMBER, 2005 AND 2004

(Unit : Thousand Baht)

	Consolidated		The Company Only	
	2005	2004	2005	2004
Cash flows from operating activities				
Net earnings (loss)	(69,016)	(57,214)	(69,016)	(57,214)
Adjustment to reconcile net earnings (loss) to net cash provided by				
(used in) operating activities :-				
Depreciation	24,068	17,130	7,387	6,928
Loss from diminution in value of inventories	1,982	-	1,982	-
Amortization - investment in andesite mining	863	863	863	863
Amortization - investment in tin mining	731	972	731	972
Share of (earnings) loss of from investments accounted				
for under equity method	-	311	51,533	46,280
Share of loss before purchase of shares - Sea Minerals Limited	6,933	-	-	-
Minority interest in earnings (loss) of subsidiaries	(4,301)	(7,517)	-	-
Goodwill amortization	188	-	-	-
Amortization of excess of net book value				
over cost of investments accounted for under equity method	-	(315)	-	-
Provision for environmental restoration expenses	10,560	-	250	-
	(27,992)	(45,770)	(6,270)	(2,171)
(Increase) decrease in operating assets:-				
Trade accounts receivable	(3,083)	(1,249)	(3,083)	(1,249)
Short-term advances to related parties	1,291	9,232	(622)	9,232
Inventories	387	(6,650)	(158)	(6,277)
Other current assets	(7,598)	(257)	(633)	(815)
Other receivable - related parties	(60)	(64)	815	(9,915)
Other non-current assets	(10,304)	415	(244)	1
Increase (decrease) in operating liabilities:-				
Trade accounts payable - related party	-	-	(151)	3,103
Trade accounts payable - others	(5,219)	(33,088)	(1,097)	(587)
Short-term advances from related parties	2,748	(5,753)	(283)	(5,314)
Other payable - related parties	-	-	-	(45)
Other payable - purchase of office building and land	-	(70,127)	-	(70,127)
Other current liabilities	5,394	8,031	5,128	401
Net cash provided by (used) from operating activities	(44,436)	(145,280)	(6,598)	(83,763)

The accompanying notes are an integral part of the financial statements.

________________ DIRECTOR ________________ DIRECTOR

TONGKAH HARBOUR PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF CASH FLOW (Continued)

FOR THE YEARS ENDED 31st DECEMBER, 2005 AND 2004

(Unit : Thousand Baht)

	Consolidated		The Company Only	
	2005	2004	2005	2004
Cash flows from investing activities				
(Increase) decrease in short-term loans to related parties	(600)	1,722	(15,923)	(54,637)
(Increase) decrease in investments accounted for under equity method	1,094	(1,138)	(2,966)	(154,184)
Goodwill from purchase of shares	(1,930)	-	-	-
Adjust minority interest from investment accounted for under equity method	340	-	-	-
(Increase) decrease in investments in andesite mining	(767)	(1,291)	(767)	(1,291)
(Increase) decrease in investment in gold mining	(35,627)	(9,545)	-	-
(Increase) decrease in investments in Phuket project	-	(7,000)	-	(7,000)
(Increase) decrease in Le Metro Condominium project	1,919	(1,525)	-	-
(Increase) decrease in long-term loans to related parties	-	-	(147,492)	(60,316)
(Increase) decrease in property, plant and equipment	(230,672)	(25,917)	(7,556)	(2,073)
Proceed from disposals of fixed assets	12,585	-	-	-
Net cash provided by (used) from investing activities	(253,658)	(44,694)	(174,704)	(279,501)
Cash flows from financing activities				
Increase (decrease) in bank overdrafts	2,871	(3,884)	2,871	(3,884)
Increase (decrease) in loans from financial institution	-	(50,000)	-	-
Increase (decrease) in short-term loans from related parties	(74,982)	75,624	(73,612)	75,624
Increase (decrease) in long-term loans from related parties	-	-	(360)	(4,875)
Increase (decrease) in long-term loans	(20,106)	29,122	(18,515)	30,714
Increase (decrease) in hire purchase creditors	20,920	(1,985)	(1,010)	(3,012)
Proceed from the share capital increased	258,873	280,862	258,873	280,862
Net cash provided by (used) from financing activities	187,576	329,739	168,247	375,429
Net increase (decrease) in cash and cash equivalents	(110,518)	139,765	(13,055)	12,165
Cash and cash equivalents at beginning of year	142,354	2,589	13,277	1,112
Cash and cash equivalents at end of year	31,836	142,354	222	13,277

Supplemental cash flow information :-				
Cash paid during the year for				
Interest expenses	6,982	7,866	5,449	5,921
Income tax	249	210	18	94

The accompanying notes are an integral part of the financial statements.

______________________ DIRECTOR ______________________ DIRECTOR

TONGKAH HARBOUR PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS AT AND FOR THE YEARS ENDED 31st DECEMBER, 2005 AND 2004

1. GENERAL INFORMATION

Tongkah Harbour Public Company Limited was incorporated as a limited company under the Thai Civil and Commercial Code on 7th January, 1976 and become a public limited company on 6th June, 1994. The Company is engaged in the core business of offshore tin mining, gold exploration and mining, igneous rock quarrying, and property development and management. Its registered office is located at No. 252/11 7th Floor, Muangthai Phathara Office Tower I, Ratchadapisek Road, Huaykwang, Bangkok. The Company has two branches. The first branch is located at 12 Soi Sapanhin, Amphur Muang, Phuket and the second branch is located at 68/6 Moo 4, Tambol Thatom, Amphur Kaengkhoi, Saraburi.

	Consolidated		The Company Only	
	2005	2004	2005	2004
Number of employees at the end of year (Persons)	82	84	30	28
Employee expenses (Thousand Baht)	26,439	27,502	11,172	11,025

The operational progress of its subsidiary companies

Tungkum Limited (a subsidiary company) was incorporated to operate a gold mining in Loei Province. The first three mining licenses and the remaining three licenses were officially approved by the Ministry of Industry on 25th October, 2002 and 23rd January, 2003 respectively. Regarding the approval of six licenses, the fee amounting to Baht 6.5 million was paid to the Department of Mineral Resources (DMR) on 13th March, 2003. In addition, Tungkum Limited received Investment Promotion Certificate No. 1108/2546 dated 25th February, 2003 from the Board of Investment. On 26th December, 2005, Tungkum Limited has signed credit facility contract by two local banks. Currently, Tungkum Limited is in the process to construct the infrastructure and processing plant for the due production.

Sky Cliff Limited (a subsidiary company) intended to develop a serviced residential building - Le Metro Condominium on the plots of its own land. The project construction commenced on September, 2003 with the estimated cost (excluding cost of land) of Baht 905 million. The piling work process has been completed. The progress report dated 14th November, 2005 of Tongkah Harbour Public Company Limited as submitted to the Stock Exchange of Thailand reported that Sky Cliff Limited is temporary suspended due to uncertainty in pricing materials for construction. The management is currently appraising the situations of material prices and market. Once the favorable suppliers are obtained, business will continue as usual. Human Resources are transferred to Tungkum Limited to assist its due production phase.

____________________ DIRECTOR   ____________________ DIRECTOR

2. ASSUMPTION OF PREPARATION OF THE FINANCIAL STATEMENTS

As shown in the financial statements, the Company and its subsidiary companies have experienced continuous operating losses and had current liabilities substantially in excess of current assets. Nevertheless, the accompanying financial statements have been prepared on the going concern basis, assuming that the realization of assets and settlement of liabilities and obligations will occur in the ordinary course of business of the Company and its subsidiary companies, without any expectation of significant disruption to the ongoing activities.

3. THE PROGRESS REPORT ON THE COMPANY'S OPERATION

According to the SET decision to allow the trading of the Company's securities since 25th March, 2003, the Company has to submit the progress report on the Company's operation of each business to the SET every 3 months. On 14th November, 2005 the SET had announce to post "SP" (Suspension) signs to suspend trading of securities until the Company are able to improve the qualification and reinstated back to their normal sector.

4. TIN MINING OPERATIONS

On 12 December 1997, the Company entered into a tin mining agreement with a contractor to operate an offshore tin mining concession under the Company's technical and engineering supervision and control in the Company's lease areas. Under the agreement, the Company receives a monthly fixed income. Such agreement has been renewed several times and recently expired in December 2002. The latest agreement permits the new contractor to operate tin mining until 31 January 2005, with the Company to receive monthly payments which vary in line with the market price of tin, together with all proceeds from sales of tantalum and tin smelting by-products.

On 21st May, 2004, the Company entered into a tin mining agreement with another contractor for tin production capacity expansion.

By June, 2005, the Company temporarily suspended its offshore tin mining operation due to the cost burden of royalty fees on the contractors rendering it unprofitable to continue until the rate are revised. Negotiations are ongoing to reduce current royalty rates with government.

Tin ore production and stock for the year are shown below:

(Unit : Kilograms)

	2005	2004
Production		
Tin ore stock - beginning of year	6,060	11,220
Production during year	4,020	147,420
Sold during year	(10,080)	(152,580)
Tin ore stock - end of year	-	6,060

________________ DIRECTOR ________________ DIRECTOR

5. BASIS OF THE CONSOLIDATION AND THE COMPANY'S FINANCIAL STATEMENTS

5.1 The consolidated and the Company's financial statements have been prepared in accordance with accounting standard pronounced by the Institute of Certified Accountants and Auditors of Thailand (ICAAT) and the Announcement of the Commercial Registration Department dated 14th September, 2001 issued under the Accounting Act B.E. 2543.

5.2 The consolidated financial statements include the financial statements of Tongkah Harbour Public Company Limited (hereinafter called "the Company") and the following subsidiaries:

(Unit : Percent)

	Percent owned by the Company as at 31st December		Nature of business	Percentage of Total assets included in the consolidated total assets as at 31st December		Percentage of Total revenues included in the consolidated total revenues for the year ended 31st December	
	2005	2004		2005	2004	2005	2004
Sky Cliff Limited	75.00	75.00	Developing service apartment	35	39	-	-
Tungkum Limited (95.91 percent held directly by the Company and 2.95 percent held through Cholsin Limited (2004 : 95.91% and 2.95%, respectively))	98.86	98.86	Gold exploration and gold mining development	50	43	-	-
Cholsin Limited	72.10	72.10	Crushing contractor of the Company's andesite mining	5	6	-	-
Sea Minerals Limited	83.70	36.00	Offshore tin exploration	-	-	-	-
Master Mariners Service Company Limited (held through Tungkum Limited)	-	90.48	Registered liquidation on 18th October, 2005	-	-	-	-
Mining and General Management Company Limited	-	64.93	Registered liquidation on 18th October, 2005	-	-	-	-

Outstanding balances between the Company and its subsidiaries, significant intercompany transactions, investments in subsidiaries in the Company's records, and its subsidiaries' share capital and revaluation surplus of land awaiting development have been eliminated from the consolidated financial statements.

The goodwill and the excess of the net book value of its subsidiaries over cost of investments at the acquisition date is presented in the balance sheets and will be amortized over a period of ten years.

6. SIGNIFICANT ACCOUNTING POLICIES

Significant accounting policies adopted by the Company and its subsidiaries are summarized below.

6.1 Sales

Revenues from sales of tin ore and andesite are recognized when the goods produced are sold and delivered, after excluding value added tax.

6.2 Allowance for doubtful accounts

Allowance for doubtful accounts is provided for the estimated collection losses that may be incurred in collection of receivables. The allowance is based on collection experience and the current status of receivables outstanding at the balance sheet date.

6.3 Inventories

Inventories are valued at the lower of cost (average method) and net realizable value.

6.4 Amortization

Investments in andesite mining (excluded cost of land purchased and cost of land improvement) and tin mining rights are amortized by equal annual installments over the period of 25 years.

6.5 Investments accounted for under equity method

Investments in subsidiaries (only in the financial statements of the Company) are stated under the equity method. Loss of subsidiaries in excess of cost of investments in subsidiaries is presented as a liability under the caption of "Provision for loss from investments accounted for under equity method".

6.6 Other investments

Long-term investments in non-marketable equity securities, which the Company holds as other investments, are valued at cost. The Company recognizes loss on impairment of other investments in the earnings statements when the fair value of the investments is lower than the cost.

6.7 Fixed assets and depreciation

Fixed assets are stated at cost less related accumulated depreciation.

Depreciation of fixed assets, less approximate salvage value, is provided on the straight-line method, over the following estimated useful lives:

Land improvement	- 10	years
Buildings, temporary buildings and dry dock	- 5	years and 20 years
Motor vehicles	- 5	years
Furniture and office equipment	- 10	years
Machinery and equipment	- 10	years
Others	- 5	years and 10 years

No depreciation is provided for land and work in progress.

____________________ DIRECTOR ____________________ DIRECTOR

6.8 Land awaiting development

Land awaiting development, which is a fixed asset of a subsidiary company, was initially recorded at cost. However, the land was subsequently revalued by an independent appraiser and was therefore recorded by its reappraised value. Revaluations are to be made with sufficient regularity to ensure that the carrying amount of assets does not materially differ from their fair value at the balance sheet date.

The differences arising from revaluation are dealt in the financial statements as follows:

- When an asset's carrying amount is increased as a result of the revaluation, the increase is credited directly to equity under the heading of "Revaluation surplus". However, a revaluation increase will be recognized as income to the extent that it reverses a revaluation decrease of the same asset previously recognized as an expense.

- When an asset's carrying amount is decreased as a result of the revaluation, the decrease is recognized as an expense. However, a revaluation decrease will be charged directly against the related "Revaluation surplus" to the extent that the decrease does not exceed the amount held in the revaluation surplus in respect of that same asset. Any excess amount is to be recognized as an expense in the earnings statements.

6.9 Exploration expenditures and development costs

Exploration expenditures and development costs incurred before the date of issuance of mining rights are deferred as assets in the balance sheets to await amortization once the concession begins to earn operating income.

6.10 Environmental restoration expenses

Future expenses relating to environmental liabilities have arisen as a result of past events, the Company establishes a provision when the obligation is incurred and charge to the statement of income over the remains of useful life of mining right and permission. These provisions are made on the best estimation of expenses which pay to current obligation on balance sheet date.

6.11 Interest capitalization

The interest cost of the borrowings related to mine exploration and development has been capitalized and has recorded them under exploration expenditures and development costs, until the mine is ready for its intended use.

6.12 Foreign currency

Exchange rates adopted :-

Foreign currency transactions during the period	-	at the rates ruling on the transaction dates.
Assets and liabilities in foreign currency outstanding on the balance sheet date	-	at the rates ruling on the balance sheet date.

Exchange gains and losses are included in determining earnings.

_______________ DIRECTOR _______________ DIRECTOR

6.13 Buffer stock contributions

Believing that the buffer stock contributions will not be recoverable, the Company has adopted a policy of expending buffer stock contributions to earnings instead of recognizing them as an asset in the balance sheets.

6.14 Impairment of assets

The Company will reduce the carrying amount of the Company's asset to its recoverable amount if, and only if, the recoverable amount of an asset is less than its carrying amount. That reduction is an impairment loss.

6.15 Basic loss per share

Basic loss per share as presented in the earnings statements is determined by dividing net loss for the year by the weighted average number of ordinary shares in issued during the year.

6.16 Use of accounting estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities and disclosure of contingent assets and liabilities. Subsequent actual results may differ from these estimates.

7. RELATED PARTY TRANSACTIONS

The Company has certain transactions with its related parties. A portion of the Company's assets, liabilities, revenue and expenses arose from transactions with certain related parties. These related parties are related through investment, common shareholdings and/or directorships. The effects of these transactions are reflected in the financial statement on the basis determined by the Company and the related parties.

The Company has transactions and balances with its related parties as follow:

(Unit : Thousand Baht)

	Consolidated		The Company Only	
	2005	2004	2005	2004
Short-term advance to related parties				
Mr. Ronald Ng Wai Choi	2,407	4,010	1,034	755
Sintana Holding Limited	-	408	648	408
Sea Minerals Limited	-	80	33	80
Other Companies	940	140	290	140
	3,347	4,638	2,005	1,383
Short-term loans to related parties				
Sky Cliff Limited	-	-	82,893	66,970

(Unit : Thousand Baht)

	Consolidated		The Company Only	
	2005	2004	2005	2004
Other receivable - related parties				
Tungkum Limited	-	-	5,400	5,400
Sky Cliff Limited	-	-	11,200	11,200
Cholsin Limited	-	-	640	640
Mining and General Management Company Limited	-	-	-	631
Master Mariners Service Limited	-	-	-	244
Aspac Construction Limited	124	64	124	64
	124	64	17,364	18,179
Long-term loans to related parties				
Cholsin Limited				
Principal	-	-	70,780	66,310
Accrued interest receivable	-	-	36,619	31,784
	-	-	107,399	98,094
Tungkum Limited				
Principal	-	-	197,066	63,406
Accrued interest receivable	-	-	17,084	12,557
	-	-	214,150	75,963
	-	-	321,549	174,057
Trade account payable - related party				
Cholsin Limited	-	-	16,978	17,129
Short-term advances from related parties				
Mr. Ronald Ng Wai Choi	972	-	-	-
Sintana Holding Limited	3,220	440	-	-
Mining and General Management Company Limited	-	-	-	253
Mr. John Peter Mills	-	972	972	972
Sino Pac Development (Thailand) Company Limited	-	32	-	30
Other companies	3	3	-	-
	4,195	1,447	972	1,255

_______________ DIRECTOR _______________ DIRECTOR

(Unit : Thousand Baht)

	Consolidated		The Company Only	
	2005	2004	2005	2004
Short-term loans from related parties				
Sky Cliff Limited				
Principal	-	-	-	-
Accrued interest payable	-	-	2,375	2,375
	-	-	2,375	2,375
Sea Minerals Limited				
Principal	-	-	1,353	-
Accrued interest payable	-	-	16	-
	-	-	1,369	-
Aspac Construction Limited				
Principal	1,077	3,077	1,077	3,077
Accrued interest payable	861	605	861	605
	1,938	3,682	1,938	3,682
Sintana Holding Limited				
Principal	1,220	73,830	1,220	73,830
Accrued interest payable	6	634	6	633
	1,226	74,464	1,226	74,463
	3,164	78,146	6,908	80,520
Long-term loans from related party				
Cholsin Limited				
Principal	-	-	-	352
Accrued interest payable	-	-	7,455	7,463
	-	-	7,455	7,815

Loans to Tungkum Limited have been made for the purpose of gold exploration and mining. The Company's management believe that these loans will be fully recoverable after gold mining operations commence.

Since 1998, loans have been made to Cholsin Limited for crushing in the Company's andesite mining in Saraburi Province. The Company's management believes that these loans will be fully recoverable. The loans are secured by the pledge of share certificates of Tungkum Limited held by Cholsin Limited, and most of the equipment of Cholsin Limited.

____________________ DIRECTOR ____________________ DIRECTOR

(Unit : Thousand Baht)

	Consolidated		The Company Only		
	2005	2004	2005	2004	Pricing policies
Transactions with subsidiaries					
(eliminated from the consolidated financial statements)					
Interest income	-	-	13,345	9,459	- Average actual cost of the source of funds provided
Rental income	-	-	2,460	12,180	- At cost, price comparable to the market prices
Management fee	-	-	200	61	
Interest expenses	-	-	52	271	- Average actual cost of the source of funds provided
Crushing cost	-	-	8,640	12,093	- Baht 45 per ton
Electricity	-	-	534	703	- At cost, price comparable to the market prices
Office rental	-	-	-	-	
Transactions with related companies					
Interest income	-	40	-	40	- Average actual cost of the source of funds provided
Rental income	715	660	715	660	- At cost, price comparable to the market prices
Management fee	1,224	1,225	-	-	
Interest expenses	2,441	885	2,441	885	- Actual cost charged by the bank, Minimum Overdraft Rate of a local bank

____________________ DIRECTOR　　____________________ DIRECTOR

8. CASH AND CASH EQUIVALENTS

(Unit : Thousand Baht)

	Consolidated		The Company Only	
	2005	2004	2005	2004
Petty cash	223	172	121	102
Cheque on hand	5,950	-	-	-
Cash at banks				
Current accounts	10,705	12,243	84	12,062
Saving accounts	14,958	129,939	17	1,113
Total	31,836	142,354	222	13,277

9. TRADE ACCOUNTS RECEIVABLE

An aging analysis of the trade accounts receivable as at 31 December is set forth below.

(Unit : Thousand Baht)

	Accounts receivable - Tin ore sales		Accounts receivable - andesite sales		Total	
	2005	2004	2005	2004	2005	2004
Not yet due	-	-	120	600	120	600
Past due for under 3 months	-	-	5,076	1,696	5,076	1,696
Past due for 3 - 6 months	-	-	178	39	178	39
Past due for 6 - 12 months	-	-	8	79	8	79
Past due for over 12 months	1,890	1,890	860	745	2,750	2,635
Total trade accounts receivable	1,890	1,890	6,242	3,159	8,132	5,049
Less: Allowance for doubtful accounts	(1,890)	(1,890)	-	-	(1,890)	(1,890)
Trade accounts receivable - net	-	-	6,242	3,159	6,242	3,159

The Company believes that the amount of allowance for doubtful accounts is adequate in the present situation.

10. INVESTMENTS ACCOUNTED FOR UNDER EQUITY METHOD / PROVISION FOR LOSS FROM INVESTMENTS ACCOUNTED FOR UNDER EQUITY METHOD

10.1 Investments accounted for under equity method as at 31 December are presented below:

(Unit : Thousand Baht)

	Consolidated		The Company Only	
	2005	2004	2005	2004
Sky Cliff Limited				
Paid up capital	41,927	41,927	41,927	41,927
Acquisition cost	-	-	321,709	321,709
Less : Share of loss - accumulated	-	-	(37,569)	(25,812)
	-	-	284,140	295,897
Tungkum Limited				
Paid up capital	500,000	500,000	500,000	500,000
Acquisition cost	-	-	469,306	469,306
Less : Share of loss - accumulated	-	-	(82,323)	(59,971)
	-	-	386,983	409,335
Sea Minerals Limited				
Paid up capital	-	72,000	-	72,000
Acquisition cost	-	8,338	-	8,338
Less : Share of loss - accumulated	-	(7,511)	-	(7,511)
	-	827	-	827
Investments accounted for under equity method	-	827	671,123	706,059

During the year 2004, the Company additionally made an investment in the ordinary shares of Sea Minerals Limited for 187,200 shares at Baht 6 each (par value at Baht 100 each) amounting to a total cost of Baht 1.14 million. As a result, the Company now holds 259,200 ordinary shares in Sea Minerals Limited, representing 36% and the status of Sea Minerals Limited is changed to a associated company.

So, the Company recognized its share of profit (loss) from the investment in the ordinary shares of Sea Minerals Limited, by using the latter's financial statements for the year ended 30th September, 2004, as audited by another auditor, and did not take into account any adjustment from the different accounting year end between the Company and the latter, since the related monetary value was insignificant.

______________________________ DIRECTOR ______________________________ DIRECTOR

10.2 Provision for loss from investments accounted for under equity method as at 31 December consists of the followings:

(Unit : Thousand Baht)

	Consolidated		The Company Only	
	2005	2004	2005	2004
Cholsin Limited				
Paid up capital	150,000	150,000	150,000	150,000
Acquisition cost	-	-	62,001	62,001
Less : Share of loss - accumulated	-	-	(110,179)	(99,899)
	-	-	(48,178)	(37,898)
Master Mariners Service Company Limited				
Paid up capital	10	10	10	10
Acquisition cost	-	-	-	-
Less : Share of loss - accumulated	-	-	-	(118)
	-	-	-	(118)
Mining and General Management Company Limited				
Paid up capital	1,000	1,000	1,000	1,000
Acquisition cost	-	-	-	362
Less : Share of loss - accumulated	-	-	-	(1,200)
	-	-	-	(838)
Sea Minerals Limited				
Paid up capital	72,000	72,000	72,000	72,000
Acquisition cost	-	-	11,303	-
Less : Share of loss - accumulated	-	-	(8,410)	-
Provision for impairment	(7,200)	-	(7,200)	-
	(7,200)	-	(4,307)	-
Total	(7,200)	-	(52,485)	(38,854)

In January, 2005, the Company made an additional investment in the ordinary shares of Sea Minerals Limited for 226,075 shares at Baht 10 each (par value at Baht 100 each) amounting to a total cost of Baht 2.26 million. As a result, the Company now holds 485,275 ordinary shares in Sea Minerals Limited, representing 67.40% and the status of Sea Minerals Limited is changed from an associated company to a subsidiary company.

In April, 2005, the Company made an additional investment in the ordinary shares of Sea Minerals Limited for 117,360 shares at Baht 6 each (par value at Baht 100 each) amounting to a total cost of Baht 0.70 million. As a result, the Company now holds 602,635 ordinary shares in Sea Minerals Limited, representing 83.70%.

Since such change has no significant effect to the financial statement of the year 2004, the Company had not retrospectively adjusted the comparative financial statement for the year 2004.

Summary of Sea Minerals Limited's share capital, 720,000 ordinary shares of Baht 100 each, held by Tongkah Harbour Public Company Limited as follow :

	No. of share	Percentage of holding	Status
Before year 2004	72,000	10.0%	Investment
Year 2004	259,200	36.0%	Associate company
Year 2005	602,635	83.7%	Subsidiary company

At the Extraordinary Shareholders' Meeting No. 1/2005 on 20th May, 2005 and No. 2/2005 on 10th June, 2005, the shareholders of Master Mariners Service Company Limited had a special resolution to dissolve its operation. The subsidiary company registered the dissolution with the Ministry of Commerce on 24th June, 2005, and registered liquidation on 18th October, 2005.

At the Extraordinary Shareholders' Meeting No. 1/2005 on 20th May, 2005 and No. 2/2005 on 10th June, 2005, the shareholders of Mining and General Management Company Limited had a special resolution to dissolve its operation. The subsidiary company registered the dissolution with the Ministry of Commerce on 24th June, 2005, and registered liquidation on 18th October, 2005.

11. LONG-TERM INVESTMENT IN TIN MINING

(Unit : Thousand Baht)

	2005	2004
Cost of tin mining rights	24,319	24,319
Less: Accumulated amortization	(24,319)	(23,588)
Tin mining rights-net	-	731
Amortization for the year	731	972

As at the balance sheet date, the mining rights granted to the Company were as follows:

	Area			
Mining right no.	Rai	Ngan	Sq. Wah	Expiry date
18066/13050	5,626	1	77	19th May, 2006
18071/13369	2,362	1	39	28th March, 2008
18064/13448	3,883	3	73	28th July, 2008
18065/13449	2,901	0	68	28th July, 2008

12. INVESTMENT IN ANDESITE MINING

The balance of investment in andesite mining in Saraburi Province as at 31 December consists of the following:

(Unit : Thousand Baht)

	2005	2004
Land and land improvements	27,470	26,703
Other development expenses	23,653	23,653
Total investments in andesite mining	51,123	50,356
Less: Accumulated amortization	(8,975)	(8,112)
Investments in andesite mining - net	42,148	42,244
Amortization for the year	863	863

Other development expenses are mainly expenses for filing applications for mining licenses, consultants' fees and exploration and development expenses.

The cost of land and land improvements is the cost of land title deeds and land possessory rights (Nor. Sor. 3 and Nor. Sor. 3 Kor) which are in the name of a related company. These have to be transferred to the Company by June 1998 and June 2001, according to the Sale and Purchase Agreement and Assignment of Claim made with that related company. However, due to the tight liquidity in the financial markets, the Company decided to postpone the transfer of the land possessory rights to be in the name of the Company as such transfer would incur a substantial sum in fees.

Some of the land possessory rights (Nor. Sor. 3 and Nor. Sor 3 Kor) have been pledged to a bank by the related company to secure credit facilities for the Company's exclusive use, and some are pledged to secure bank guarantees of the Company and its subsidiary and related companies.

As at the balance sheet date, the mining rights granted to the Company are as follows:

	Area			
Mining right no.	Rai	Ngan	Sq. Wah	Expiry date
28676/15268	88	3	81	May, 2009
28675/15632	154	2	67	January, 2007

13. LONG-TERM INVESTMENT IN GOLD MINING

As at 31 December long-term investment in gold mining represented the exploration expenditures and development costs for the gold mining project of Tungkum Limited (a subsidiary) and consists of the following:

(Unit : Thousand Baht)

	2005	2004
Exploration expenditures		
Balance as at beginning of period	230,323	225,637
Expenditure incurred during the period	-	4,686
Balance as at end of period	230,323	230,323
Development costs		
Professional consultant service	8,319	-
Mine development cost	9,980	-
Other capitalized expenditures	6,299	-
	24,598	-
Land purchase	42,118	35,605
Special prospecting license fee and other initial costs	6,206	6,206
Mining lease application fees and related expenses	5,575	5,575
Benefit to the Department of Primary Industries and Mines	12,290	12,290
Interest cost	82,832	78,316
	403,942	368,315

Please refer to the operational progress on Tungkum Limited as appeared on Note 1 of these notes to financial statement.

As at the balance sheet date, the gold mining rights granted to the Company are as follows:

	Area			
Mining right no.	Rai	Ngan	Sq. Wah	Expiry date
26968/15574	130	3	66	January, 2028
26969/15575	241	1	96	January, 2028
26970/15576	220	1	70	January, 2028
26971/15558	281	2	20	September, 2027
26972/15559	205	3	4	September, 2027
26973/15560	211	-	8	September, 2027

During 2005, the interest cost of borrowing from the Company and a financial institution relating to exploration and development amounted to Baht 4.5 million (2004 : Baht 4.8 million). This was capitalized and included in the exploration expenditures and development costs.

14. LONG-TERM INVESTMENT IN LE METRO CONDOMINIUM PROJECT

(Unit : Thousand Baht)

	2005	2004
Cost of land	78,996	78,996
Revaluation surplus recorded in 1995	334,477	334,477
Devaluation in 1999	(4,903)	(4,903)
Bored piles work	40,475	40,475
Architectural design service	12,376	14,295
Others	7,944	7,944
	469,365	471,284

Land awaiting development represents the land of a subsidiary company, on which that subsidiary company intended to develop a serviced residential building - Le Metro Condominium.

DIRECTOR DIRECTOR

According to the report of this independent appraisal company dated 14 July 1999, the fair market value of the land is approximately Baht 409 million. The subsidiary company therefore reflected the newly reappraised value in its accounts. During the year 2003 a company offered to purchase such land at the price of Baht 422 million. And at the end of the year 2004, the Company drafted a letter of intent to enter a joint venture to develop a serviced residential building on the said land with a joint investor, whereby the Company can bring in the said land as its investment, at book value. In addition, end of year 2005, the Company has the land reappraised by an independent appraisal company. According to the report of this independent appraisal company dated 10th November, 2005, the fair market value of the land was approximately Baht 409 million equal the previous reappraised value. As at the balance sheet date, the Company and the subsidiary company believe that the current fair market value of the land was not significantly different from the previously reappraised value.

The plot of land awaiting development was mortgaged for credit facility of related company.

The progress report dated 4th March, 2003 of the Company as submitted to the Stock Exchange of Thailand reported that the subsidiary company land, situated on the Ratchadapisek Road, Bangkok, had a permit to build an office and residential tower, which was expired on 3rd November, 2004. Currently District office has extended the timeline to be till 4th November, 2006.

The project construction started in September, 2003 with the estimated cost (excluding cost of land) of Baht 905 million. In regard to the project progress, the piling work process was completed. Please also refer to the operational progress section of Sky Cliff Limited as appeared on Note 1 of these notes to financial statement.

15. PROPERTY, PLANT AND EQUIPMENT - NET

(Unit : Thousand Baht)

	Consolidated									
	Land	Land and improvement	Building, temporary building and dry dock	Vehicles	Furniture and office equipment	Machinery and equipment	Dredge major components	Others	Work in progress	Total
At cost										
As at 1st January, 2005	61,740	991	71,450	43,348	13,018	49,422	1,229	4,184	10,787	256,169
Purchase	-	-	-	77,874	1,947	12,285	-	709	137,865	230,680
Disposal	-	-	-	(13,971)	-	-	(1,229)	-	-	(15,200)
Transfer in (out)	-	-	-	-	-	(1,885)	-	-	1,885	-
As at 31st December, 2005	61,740	991	71,450	107,251	14,965	59,822	-	4,893	150,537	471,649
Accumulated depreciation										
As at 1st January, 2005	-	842	8,497	20,077	8,952	27,141	1,229	1,622	-	68,360
Depreciation for the year	-	99	4,699	12,666	1,765	4,748	-	91	-	24,068
Disposal	-	-	-	(1,378)	-	-	(1,229)	-	-	(2,607)
As at 31st December, 2005	-	941	13,196	31,365	10,717	31,889	-	1,713	-	89,821
Net book value										
As at 31st December, 2005	61,740	50	58,254	75,886	4,248	27,933	-	3,180	150,537	381,828
As at 31st December, 2004	61,740	149	62,953	23,271	4,066	22,281	-	2,562	10,787	187,809

_______________ DIRECTOR _______________ DIRECTOR

Depreciation included in the earnings statements for the year was as follow:

(Unit : Thousand Baht)

	Consolidated	
	2005	2004
Included in production costs	6,223	6,228
Included in selling and administrative expenses	17,378	10,902
Included in exploration expenditures and development costs	467	-
	24,068	17,130

The gross carrying amount of the fully depreciated of plant and equipment that are still in use are Baht 18,033,901 (2004 : Baht 20,730,963).

Details of property, plant and equipment for 2005 financial statements of the Company only are as follows:

(Unit : Thousand Baht)

	The Company Only							
	Land	Land and improvement	Building, temporary building and dry dock	Motor Vehicles	Furniture and office equipment	Machinery and equipment	Others	Total
At cost:								
As at 1st January, 2005	53,066	991	63,995	16,409	6,192	6,164	1,516	148,333
Purchase	-	-	-	6,475	1,054	16	11	7,556
As at 31st December, 2005	53,066	991	63,995	22,884	7,246	6,180	1,527	155,889
Accumulated depreciation:								
As at 1st January, 2005	-	842	7,001	10,443	4,455	3,937	1,044	27,722
Depreciation for the year	-	99	3,208	3,116	380	493	91	7,387
As at 31st December, 2005	-	941	10,209	13,559	4,835	4,430	1,135	35,109
Net book value:								
As at 31st December, 2005	53,066	50	53,786	9,325	2,411	1,750	392	120,780
As at 31st December, 2004	53,066	149	56,994	5,966	1,737	2,227	472	120,611

Depreciation included in the earnings statements for the year was as follow:

(Unit : Thousand Baht)

	The Company Only	
	2005	2004
Included in production costs	2,435	2,440
Included in selling and administrative expenses	4,952	4,488
	7,387	6,928

The gross carrying amount of the fully depreciated of plant and equipment that are still in use are Baht 10,901,031 (2004 : Baht 9,845,872).

______________________ DIRECTOR ______________________ DIRECTOR

16. OTHER NON-CURRENT ASSETS

Cholsin Limited (a subsidiary) has other non-current assets amounting to Bath 30.5 million related to its underground gold mining operations at Toh Moh District, Narathiwad Province, Thailand. The subsidiary set aside a full provision for loss on impairment in value of these assets in its accounts since it ceased its gold mining operation.

17. TRADE ACCOUNT PAYABLE - OTHERS

(Unit : Thousand Baht)

	Consolidated		The Company Only	
	2005	2004	2005	2004
Trade account payable - construction cost of				
Le Metro Condominium Project	5,879	10,002	-	-
Trade account payable - andesite mining operations	238	407	238	407
Trade account payable - tin mining operations	246	1,173	246	1,174
	6,363	11,582	484	1,581

18. LONG-TERM LOANS

On 29 March 2001, the Company entered into a debt restructuring agreement with a local bank to restructure overdrafts of approximately Baht 5 million and long-term loans of approximately Baht 5 million, totaling approximately Baht 10 million. The bank allows the Company to repay the loan on a quarterly basis at the times and amounts stipulated in the agreement commencing in March 2003 and within March 2011. The loan carries interest at MLR per annum.

On 11 April 2001, the Company entered into a debt restructuring agreement with another local bank to restructure overdrafts and related accrued interest, totaling Baht 35 million. The bank allows the Company to repay the loan in 60 monthly installments of Baht 0.6 million each, commencing in April 2003. The loan carries interest at MLR per annum. The Company also raised an additional loan of Baht 6 million from the bank in order to settle all the outstanding balance of loans from a finance company. Such additional loan carries interest at MLR per annum, and is to be repaid in 60 monthly installments of Baht 0.1 million each, commencing in April 2003. In order to supplement its collateral to the bank, the Company redeemed the land mortgaged with the finance company and pledged it to the bank instead.

On 29 June 2001, one of its subsidiary companies entered into a debt restructuring agreement with a local bank to restructure overdrafts and related accrued interest, totaling approximately Baht 8 million. The bank allows the subsidiary company to repay the loan in 60 monthly installments of Baht 0.13 million each, commencing in July 2003. The loan carries interest at MLR per annum.

On 16 July 2001, the Company entered into a debt restructuring agreement with another local bank to restructure overdrafts and related accrued interest totaling approximately Baht 17 million. The bank allows the Company to repay the loan in 96 monthly installments at the times and amounts stipulated in the agreement commencing in July 2003 and within June 2011. The loan carries interest at MLR plus 1% per annum.

______________________ DIRECTOR ______________________ DIRECTOR

On 25th February, 2004, the Company entered into loan agreements of Baht 48 million for settled the amount of other payable - purchase of new office building with a local bank. This loan bears interest at the rate of MLR plus 1% per annum and is due for monthly repayment of Baht 572,000 each, commencing in March, 2004.

As at 31st December, the outstanding loans can be summarized as follows:

(Unit : Thousand Baht)

	Consolidated		The Company Only	
	2005	2004	2005	2004
Long-term loans	77,094	97,200	73,117	91,632
Less : Current portion of long-term loans	(21,111)	(20,711)	(19,520)	(19,120)
Long-term loans - net	55,983	76,489	53,597	72,512

19. CREDIT FACILITIES

Credit facilities of the Company and its subsidiary companies granted by local financial institutions are secured by the mortgages/pledges listed below.

1. Certain plots of land and construction thereon of the Company.
2. Certain plots of land awaiting development and construction thereon of a subsidiary company.
3. Some of land possessory rights (Nor. Sor. 3 and Nor. Sor. 3 Kor).
4. Machinery and equipment of its subsidiary company.
5. New office building

20. HIRE PURCHASE CREDITORS - NET

(Unit : Thousand Baht)

	Consolidated		The Company Only	
	2005	2004	2005	2004
Hire purchase creditor	44,026	18,677	862	2,013
Less : Deferred interest	(3,496)	(877)	(88)	(229)
Deferred input VAT	(1,810)	-	-	-
	38,720	17,800	774	1,784
Less : Current portion of hire purchase creditor	(12,365)	(5,976)	(440)	(1,248)
Hire purchase creditor - net	26,355	11,824	334	536

Hire purchase creditor incurred from the purchase of vehicle.

________________ DIRECTOR　　________________ DIRECTOR

21. PROVISION FOR ENVIRONMENTAL RESTORATION EXPENSES

(Unit : Thousand Baht)

	Consolidated		The Company Only	
	2005	2004	2005	2004
Provision for mine restoration	2,403	-	250	-
Less : Charged to the statement of income	(157)	-	(63)	-
Balance as at end of period	2,246	-	187	-
Provision for forest restoration	8,157	-	-	-
Less : Charged to the statement of income	(1,360)	-	-	-
Balance as at end of period	6,797	-	-	-

The quarrying operations of the Company and the gold mining operations of a subsidiary company must follow the regulations of the office of Environmental Policy and Planning regarding environmental protection and rehabilitation of the concession areas, and take such measures in these areas as were proposed by them in their environmental impact assessment.

And the subsidiary company is committed to pay fees for 10 - years' land use, started on 31st August, 2000 which is to be paid within 10 years.

22. SHARE CAPITAL

22.1 At the Ordinary Shareholders' Meeting No. 10/2004 on 26th April, 2004, had resolved to decrease the Company's registered share capital from Baht 599.92 million (599.92 million shares of Baht 1 each) to Baht 505.55 million (505.55 million shares of Baht 1 each). At the same time it had also resolved to increase the Company's registered share capital from Baht 505.55 million to Baht 605.55 million by issuing 100 million shares of Baht 1 each.

The Company registered the decrease and increase in shares capital with the Ministry of Commerce on 6th and 10th May, 2004 respectively.

Private Placement (PP)

On 23rd June, 2004, the Company issued the ordinary shares (PP) and received the share settlement of 49,285,700 shares at Baht 2.8 per share in the total amount of Baht 137,999,960.

On 30th September, 2004 the Company issued the ordinary shares (PP) and received the share settlement of 50,714,300 shares at Baht 2.5 per share in the total amount of Baht 126,785,750.

Employee Stock Option (ESOP) Implementation

On 16th April, 2004, the Company issued the ordinary shares in respect of Employee Stock Option Implementation Plan and received the share settlement of 21,903,000 shares at Baht 0.734 per share in the total amount of Baht 16,076,802.

The above PP and ESOP can be summarized as follows:

Issue date	No. of shares	Baht per share	Amount	Share premium (Share discount)
April, 2004	21,903,000	0.734	16,076,802	(5,826,198)
June, 2004	49,285,700	2.8	137,999,960	88,714,260
September, 2004	50,714,300	2.5	126,785,750	76,071,450
	121,903,000		280,862,512	158,959,512

22.2 At the Ordinary Shareholders' Meeting No. 11/2005 on 4th March, 2005, the Company's shareholders had resolved to increase the Company's registered share capital from Baht 605.55 million (605.55 million shares of Baht 1 each) to Baht 756.94 million (756.94 million shares of Baht 1 each) by issuing the additional 151.39 million ordinary shares of Baht 1 each.

The Company issued the above ordinary shares to the Company's former shareholders and received the share subscription of 151.39 million shares at Baht 1.71 per share in the total amount of Baht 258.87 million.

Issue date	No. of shares	Baht per share	Amount	Share premium (Share discount)
April, 2005	151,387,893	1.71	258,873,297	107,485,404

The Company registered the above change of share structure with the Ministry of Commerce on 16th March, 2005 and on 12th April, 2005, respectively.

23. SHARE PREMIUM - NET

(Unit : Thousand Baht)

	2005	2004
Share premium	550,626	443,141
Share discount	(62,926)	(62,926)
Share premium - net	487,700	380,215

24. DIRECTORS' REMUNERATION

Directors' remuneration represents the benefits paid to the Company's directors in accordance with Section 90 of the Public Limited Companies Act.

_______________ DIRECTOR _______________ DIRECTOR

25. IMPAIRMENT OF ASSETS RELATING TO OPERATIONS OF ANDESITE QUARRY

The operations of the andesite quarry of the Company and its subsidiary company has suffered persistent losses. Given this, the Company and its subsidiary company considered whether there had been impairment of the value of their property, plant and equipment, and investment relating to the operations of the quarry, of which the net book value as at the balance sheet date was approximately Baht 64.1 million and approximately Baht 46.6 million for the Company only (2004 : approximately Baht 69.9 million and Baht 49.4 million for the Company only). To this end, cash flows from the quarry were projected, using a discounted rate of 7 percent. These projected cash flows suggested that the future cash flows would be in excess of the net book value of the related assets as at the balance sheet date. The Company and the subsidiary company believe that the future projected cash flows from the quarry would not be significantly different from the projection and will exceed the net book value of the assets as at the balance sheet date.

26. FINANCIAL INFORMATION BY SEGMENT

The Company's and its subsidiaries' core business is mining, which includes tin mining operations in Phuket Province, andesite mining operations in Saraburi Province, and gold exploration and development in Loei Province. The Company also has an investment in a subsidiary, Sky Cliff Limited, whose main asset is a plot of land in Bangkok. Plans to develop a serviced apartment building on the land which has been started in September, 2003, please refer to Note 1 of the financial statements for further information on the status of the project.

Sales and cost of sales broken down by segment for the years were presented in the earnings statements for the periods. A breakdown of the assets of the Company and its subsidiary by segment as at the balance sheet date is presented below

(Unit : Million Baht)

	Mining Business											
	Tin Mining		Gold exploration and development of gold mining project		Andesite Mining		Property Business		Eliminated		Total	
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
Investment in other projects												
Tin mining	-	0.7	-	-	-	-	-	-	-	-	-	0.7
Andesite mining	-	-	-	-	42.1	42.2	-	-	-	-	42.1	42.2
Gold mining	-	-	391.6	368.3	-	-	-	-	-	-	391.6	368.3
Phuket project	-	-	-	-	-	-	7.0	7.0	-	-	7.0	7.0
Le Metro Condominium project	-	-	-	-	-	-	469.4	471.3	-	-	469.4	471.3
Property, plant and equipment - net	116.3	113.4	233.8	33.9	22.0	27.7	9.7	12.8	-	-	381.8	187.8
Other assets	1,123.7	1,007.3	64.5	131.9	48.7	49.3	-	-	(1,140.9)	(1,013.2)	96.0	175.3
Total assets	1,240.0	1,121.4	689.9	534.1	112.8	119.2	486.1	491.1	(1,140.9)	(1,013.2)	1,387.9	1,252.6

____________________ DIRECTOR ____________________ DIRECTOR

27. PROMOTIONAL PRIVILEGES

By virtue of the provisions of the Board of Investment Promotion Act, B.E. 2520, Tungkum Limited (a subsidiary company) was granted certain promotional privileges in respect of gold mining and production under the promotion certificate No. 1108/2546 dated February 25, 2003. Under these privileges, the subsidiary company has received exemption from certain taxes and duties as detailed in the certificate, including exemption from corporate income tax from the date of commencement of earnings revenue for the period of 8 years. In addition, Tungkum Limited was awarded the privileges to pay only 50 percent of income tax on net taxable income of promoted business for the period of 5 years after the expiration of corporate income tax exemption.

As a promoted industry, the subsidiary company is required to comply with certain terms and conditions as specified in the promotion certificate.

28. COMMITMENTS AND CONTINGENT LIABILITIES

Guarantee

28.1 As at 31st December, 2005, the Group has an outstanding bank guarantees amounting to approximately Baht 3.6 million (2004 : Baht 3.06 million) and for the Company only had outstanding guarantees amounting to approximately Baht 0.9 million (2004 : Baht 0.6 million). The guarantees were issued by banks on behalf of the Company and its subsidiary companies in respect of certain performance bonds as required in the ordinary course of the businesses of the Company and its subsidiary companies.

Litigation

28.2 Certain companies initiated legal action against the Company and its contractor, claiming compensation of approximately Baht 299 million, in connection with tin dredging conducted by the Company and its contractor in the Bangtao Bay concession area. This activity purportedly caused land erosion in the area where those companies are situated.

On 7th December, 1999, the Civil Court ruled that the lawsuit against the Company and its contractor was dismissed, and they would not have to make payment of the above compensation. In March, 2000, the plaintiff lodged an appeal with the Appeal Court, claiming compensation of approximately Baht 175 million, and the Company filed a statement to defend the appeal on 24th April, 2000.

On 29th March, 2002, the Appeal Court judged to stand firm with the Civil Court's ruling to dismiss the case. However, the plaintiff lodged an appeal to the Supreme Court on 26th April, 2002. The Company has counter appealed and was accepted by the Supreme Court on 2nd July, 2002.

On 20th December, 2005, the Supreme Court judged to stand firm with the civil court's ruling to dismiss the case.

________________________ DIRECTOR ________________________ DIRECTOR

Commitments and contingent liabilities as a result of quarrying and gold mining operations

28.3 A subsidiary company entered into a Memorandum of Understanding with the Kao - luang local council in Loei province. The memorandum included an agreement to compensate for any damage to the environment caused by its gold mining operation.

28.4 Under the agreement with the Forestry Department and the Agricultural Land Reform Office (ALRO), a subsidiary company has the following commitments and contingent liabilities regarding its gold mining operations.

The subsidiary company has to pay the land usage fee at rate of 2.5% of gold production to the Agricultural Land Reform Office (ALRO). The subsidiary company is appealing to the Ombudsman of Thailand to rule against this levy as this is double charged with the fee charged by the DMR in Note 28.5. In addition the ALRO fee was not mentioned in the concession agreement.

The Ombudsman of Thailand had informed on 17th February, 2004, judged to pay above fee to ALRO.

The subsidiary company must follow the regulations of the Forestry Department regarding environmental protection and rehabilitation of the concession areas, and is liable for damage of the environment up to Baht 0.8 million. There were outstanding bank guarantees issued by a bank on behalf of the Company.

28.5 Under the concession agreement for exploration and development of gold mining entered into by the subsidiary company and the Department of Mineral Resources (DMR), upon receiving the first batch of mining license, the subsidiary company shall give the right to the Government for purchasing the ordinary shares at the rate of 5 to 10 percent of the registered share capital at par value, and pay the royalty to DMR at the rate of 2.5 percent, and distribute 1.5 percent of gold ore production to DMR.

Construction and other services agreements

28.6 As at 31st December, 2004, a subsidiary company had commitments resulting from entering into consultancy services agreements with various suppliers in respect of Le Metro Condominium project construction amounting to Baht 3.3 million.

28.7 As at 16th December, 2003, a subsidiary company entered into security access system supply contract with a company amounting to USD 0.51 million.

Others

28.8 Under an agreement between the Company and a subsidiary's minority interest, the Company is committed to release from mortgage a part of the subsidiary's land awaiting development in proportion to the minority interest's shareholding. The commitment is in relation to the subsidiary's mortgage of the land to secure the credit facilities of Baht 30 million granted by a bank to the Company.

28.9 A subsidiary company has guaranteed Baht 15 million bank overdraft facilities for the Company since the Company has provided advances and loans to the subsidiary company for working capital purpose.

29. FINANCIAL INSTRUMENTS

Financial risk management and policies

The Company and its subsidiaries are exposed to risks from changes in market interest rates and from nonperformance of contractual obligations by counterparties. The Company and its subsidiaries do not use derivative instruments to manage such risks.

Interest rate risk

The interest rate risk is the risk that future movements in market interest rates will affect the results of the Company and its subsidiaries' operations and their cash flows. The Company and its subsidiaries exposure to interest rate risk relate primarily to lending and borrowings. The Company and its subsidiaries do not use derivative financial instruments to hedge such risk.

Foreign currency risk

The Company and its subsidiaries are not exposed to foreign currency risk because the Company and its subsidiaries have no material transactions denominated in foreign currencies.

Credit risk

The Company is exposed to credit risk primarily with respect to trade accounts since the majority of sales are supplied to a limited number of customers. However, due to those customers' creditworthiness, the Company does not anticipate material losses from its debt collection.

Fair value

The management believe that the fair value of the Company and its subsidiaries financial assets and liabilities does not materially differ from their carrying value.

30. APPROVAL OF FINANCIAL STATEMENTS

These financial statements have been approved by the Company's board of directors.

____________________ DIRECTOR   ____________________ DIRECTOR